Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220046

HINES GLOBAL INCOME TRUST, INC.
SUPPLEMENT NO. 3, DATED MAY 19, 2020
TO THE PROSPECTUS, DATED APRIL 27, 2020

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global Income Trust, Inc., dated April 27, 2020 (the “Prospectus”), as supplemented by Supplement No. 1, dated April 29, 2020 and Supplement No. 2 dated May 14, 2020. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to include our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, as filed with the Securities and Exchange Commission on May 15, 2020. The report (without exhibits) is attached to this Supplement.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)
☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2020
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 000-55599

Hines Global Income Trust, Inc.
(Exact name of registrant as specified in its charter)

Maryland		80-0947092
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)

2800 Post Oak Boulevard
Suite 5000
Houston	Texas	77056-6118
(Address of principal executive offices)		(Zip code)

(888) 220-6121
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act: None.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
Smaller reporting company	☒			Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13 (a) of the Exchange Act.
☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

As of May 1, 2020, approximately 18.7 million shares of the registrant’s Class AX common stock, 19.8 million shares of the registrant’s Class TX common stock, 0.1 million shares of the registrant’s Class IX common stock, 36.7 million shares of the registrant’s Class T common stock, 9.2 million shares of the registrant’s Class D common stock and 11.3 million shares of the registrant’s Class I common stock were outstanding.

PART I - FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements

HINES GLOBAL INCOME TRUST, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	March 31, 2020	December 31, 2019
	(in thousands, except per share amounts)
ASSETS
Investment property, net	$1,304,135	$1,254,304
Investments in real estate-related securities	33,985	36,491
Cash and cash equivalents	72,551	45,875
Restricted cash	9,809	10,563
Derivative instruments	5,941	163
Tenant and other receivables	14,248	14,160
Intangible lease assets, net	88,038	98,537
Right-of-use asset, net	36,576	37,606
Deferred leasing costs, net	18,010	18,418
Deferred financing costs, net	2,110	2,311
Other assets	7,092	5,129
Assets held for sale	—	49,988
Total assets	$1,592,495	$1,573,545
LIABILITIES AND EQUITY
Liabilities:
Accounts payable and accrued expenses	$28,916	$29,838
Due to affiliates	36,890	42,782
Intangible lease liabilities, net	18,517	19,633
Operating lease liability	1,450	1,583
Other liabilities	16,889	21,428
Derivative instruments	29	1,079
Distributions payable	4,315	3,837
Note payable to affiliate	11,000	75,000
Notes payable, net	769,541	752,131
Liabilities associated with assets held for sale	—	34,713
Total liabilities	887,547	982,024

Commitments and contingencies (Note 11)	—	—

Equity:
Stockholders’ equity:
Preferred shares, $0.001 par value per share; 500,000 preferred shares authorized, none issued or outstanding as of September 30, 2019 and December 31, 2018	—	—
Common shares, $0.001 par value per share (Note 6)	95	83
Additional paid-in capital	835,226	735,545
Accumulated distributions in excess of earnings	(117,484)	(146,830)
Accumulated other comprehensive income (loss)	(12,889)	2,723
Total stockholders’ equity	704,948	591,521
Noncontrolling interests	—	—
Total equity	704,948	591,521
Total liabilities and equity	$1,592,495	$1,573,545
See notes to the condensed consolidated financial statements.

HINES GLOBAL INCOME TRUST, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the Three Months Ended March 31, 2020 and 2019
(UNAUDITED)

	Three Months Ended March 31,
	2020	2019
	(in thousands, except per share amounts)
Revenues:
Rental revenue	$33,119	$21,451
Other revenue	726	287
Total revenues	33,845	21,738
Expenses:
Property operating expenses	8,074	5,536
Real property taxes	3,482	2,597
Property management fees	1,357	703
Depreciation and amortization	16,229	9,328
Acquisition related expenses	17	4
Asset management fees	2,791	1,487
Performance participation allocation	—	1,120
General and administrative expenses	1,038	847
Total expenses	32,988	21,622
Other income (expenses):
Gain (loss) on derivative instruments	6,956	(1,110)
Gain (loss) on investments in real estate-related securities	(7,737)	1,166
Gain on sale of real estate	49,644	—
Foreign currency gains (losses)	(2,519)	(69)
Interest expense	(5,932)	(4,197)
Interest and other income	551	124
Income (loss) before benefit (provision) for income taxes	41,820	(3,970)
Benefit (provision) for income taxes	(68)	(29)
Net income (loss)	41,752	(3,999)
Net (income) loss attributable to noncontrolling interests	(3)	(3)
Net income (loss) attributable to common stockholders	$41,749	$(4,002)
Basic and diluted income (loss) per common share	$0.47	$(0.09)
Weighted average number of common shares outstanding	88,256	47,038

Comprehensive income (loss):
Net income (loss)	$41,752	$(3,999)
Other comprehensive income (loss):
Foreign currency translation adjustment	(15,613)	(2,020)
Comprehensive income (loss)	$26,139	$(6,019)
Comprehensive (income) loss attributable to noncontrolling interests	(3)	(3)
Comprehensive income (loss) attributable to common stockholders	$26,136	$(6,022)

See notes to the condensed consolidated financial statements.

HINES GLOBAL INCOME TRUST, INC.
CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
For the Three Months Ended March 31, 2020 and 2019
(UNAUDITED)
(In thousands)

Hines Global Income Trust, Inc. Stockholders
	Common Shares		Additional Paid-in Capital	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity	Noncontrolling Interests
	Shares	Amount
Balance as of January 1, 2020	81,847	$83	$735,545	$(146,832)	$2,724	$591,520	$—
Issuance of common shares	10,735	12	112,179	—	—	112,191	—
Distributions declared	—	—	—	(12,401)	—	(12,401)	(3)
Redemption of common shares	(464)	—	(5,395)	—	—	(5,395)	—
Selling commissions, dealer manager fees and distribution and stockholder servicing fees	—	—	(6,240)	—	—	(6,240)	—
Offering costs	—	—	(863)	—	—	(863)	—
Net income (loss)	—	—	—	41,749	—	41,749	3
Foreign currency translation adjustment	—	—	—	—	(15,613)	(15,613)	—
Balance as of March 31, 2020	92,118	$95	$835,226	$(117,484)	$(12,889)	$704,948	$—

Hines Global Income Trust, Inc. Stockholders
	Common Shares		Additional Paid-in Capital	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity	Noncontrolling Interests
	Shares	Amount
Balance as of January 1, 2019	43,584	$44	$371,274	$(91,711)	$(874)	$278,733	$—
Issuance of common shares	6,109	7	62,886	—	—	62,893	—
Distributions declared	—	—	—	(6,704)	—	(6,704)	(3)
Redemption of common shares	(362)	—	(4,014)	—	—	(4,014)	—
Selling commissions, dealer manager fees and distribution and stockholder servicing fees	—	—	(4,366)	—	—	(4,366)	—
Offering costs	—	—	(1,240)	—	—	(1,240)	—
Net income (loss)	—	—	—	(4,002)	—	(4,002)	3
Foreign currency translation adjustment	—	—	—	—	(2,020)	(2,020)	—
Balance as of March 31, 2019	49,331	$51	$424,540	$(102,417)	$(2,894)	$319,280	$—

See notes to the condensed consolidated financial statements.

HINES GLOBAL INCOME TRUST, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2020 and 2019
(UNAUDITED)

	2020	2019
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$41,752	$(3,999)
Adjustments to reconcile net income (loss) to net cash from (used in) operating activities:
Depreciation and amortization	16,727	9,771
Gain on sale of real estate	(49,644)	—
Foreign currency (gains) losses	2,519	69
(Gain) loss on derivative instruments	(6,956)	1,110
(Gain) loss on investments in real estate-related securities	7,737	(1,166)
Changes in assets and liabilities:
Change in other assets	(1,572)	(35)
Change in tenant and other receivables	(1,092)	(2,270)
Change in deferred leasing costs	(1,809)	(3,029)
Change in accounts payable and accrued expenses	870	103
Change in other liabilities	(2,829)	(2,069)
Change in due to affiliates	(8,042)	(4,393)
Net cash from (used in) operating activities	(2,339)	(5,908)
CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in acquired properties and lease intangibles	(133,935)	(45,471)
Capital expenditures at operating properties	(1,155)	(582)
Proceeds from sale of real estate	148,467	—
Purchases of real estate-related securities	(15,202)	(3,048)
Proceeds from settlement of real estate-related securities	9,971	3,014
Net cash from (used in) investing activities	8,146	(46,087)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common shares	105,660	59,461
Redemption of common shares	(4,739)	(3,634)
Payment of offering costs	(1,659)	(1,306)
Payment of selling commissions, dealer manager fees and distribution and stockholder servicing fees	(3,270)	(1,981)
Distributions paid to stockholders and noncontrolling interests	(5,418)	(2,963)
Proceeds from notes payable	59,000	26,715
Payments on notes payable	(64,547)	(433)
Proceeds from related party note payable	—	14,000
Payments on related party note payable	(64,000)	(37,500)
Change in security deposit liability	(294)	(53)
Deferred financing costs paid	(8)	(517)
Payments related to interest rate contracts	—	(55)
Net cash from (used in) financing activities	20,725	51,734
Effect of exchange rate changes on cash, restricted cash and cash equivalents	(610)	(172)
Net change in cash, restricted cash and cash equivalents	25,922	(433)
Cash, restricted cash and cash equivalents, beginning of period	56,438	36,986
Cash, restricted cash and cash equivalents, end of period	$82,360	$36,553

See notes to the condensed consolidated financial statements.

HINES GLOBAL INCOME TRUST INC, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2020 and 2019

1.  ORGANIZATION

The accompanying interim unaudited condensed consolidated financial information has been prepared according to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments and eliminations, consisting only of normal recurring adjustments, necessary to present fairly and in conformity with accounting principles generally accepted in the United States of America (“GAAP”) the financial position of Hines Global Income Trust, Inc. as of March 31, 2020 and December 31, 2019, the results of operations for the three months ended March 31, 2020 and 2019, the changes in stockholders’ equity for each of the quarterly periods in the three months ended March 31, 2020 and 2019 and cash flows for the three months ended March 31, 2020 and 2019 have been included.  The results of operations for such interim periods are not necessarily indicative of the results for the full year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted according to such rules and regulations. For further information, refer to the financial statements and footnotes included in Hines Global Income Trust, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2019.

Hines Global Income Trust, Inc. (the “Company”), is a Maryland corporation formed in 2013 to invest in a diversified portfolio of quality commercial real estate properties and other real estate investments throughout the United States and internationally, and to a lesser extent, invest in real-estate related securities. The Company is sponsored by Hines Interests Limited Partnership (“Hines”), a fully integrated global real estate investment and management firm that has acquired, developed, owned, operated and sold real estate for over 60 years. The Company is managed by Hines Global REIT II Advisors LP (the “Advisor”), an affiliate of Hines. The Company conducts substantially all of its operations through Hines Global REIT II Properties, LP (the “Operating Partnership”). An affiliate of the Advisor, Hines Global REIT II Associates LP, owns less than a 1% limited partner interest in the Operating Partnership as of March 31, 2020 and the Advisor also owns the special limited partnership interest in the Operating Partnership. The Company has elected to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2015.

As of March 31, 2020, the Company owned direct real estate investments in 18 properties totaling 8.7 million square feet that were 94% leased. In April 2020, the Company sold its Bishop’s Square property for a contract price of approximately €181.6 million (approximately $198.0 million assuming a rate of $1.09 per EUR as of the date of transaction). Bishop’s Square is a Class A office property located in Dublin, Ireland, originally acquired by the Company in March 2015. See Note 12—Subsequent Events for additional information regarding the disposition of Bishop’s Square.

The Company raises capital for its investments through public offerings of its common stock. The Company commenced its initial public offering of up to $2.5 billion in shares of its common stock (the “Initial Offering”) in August 2014, and commenced its second public offering of up to $2.5 billion in shares of common stock including $500.0 million of shares offered under its distribution reinvestment plan (the “Follow-On Offering”) in December 2017. As of May 15, 2020, the Company had received gross offering proceeds of $1.0 billion from the sale of 101.8 million shares through its public offerings, including shares issued pursuant to its distribution reinvestment plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The condensed consolidated financial statements of the Company included in this Quarterly Report on Form 10-Q include the accounts of Hines Global Income Trust, Inc. and the Operating Partnership (over which the Company exercises financial and operating control). All intercompany balances and transactions have been eliminated in consolidation.

Coronavirus Outbreak

The preparation of financial statements in conformity with U.S GAAP requires the Company’s management to make estimates and assumptions that affect the amounts reported in the financial statements. Although these estimates are based on management’s knowledge of current events and actions it may undertake in the future, actual results may differ from these estimates. In particular, the COVID-19 pandemic (more commonly referred to as the Coronavirus pandemic), has adversely impacted and is likely to further adversely impact the Company’s business, the businesses of the Company’s tenants and the real estate market generally. The full extent to which the pandemic will directly or indirectly impact the Company's business, results of operations and financial condition, including fair value measurements, and asset impairment charges, will depend on future developments that are highly uncertain and difficult to predict. These developments include, but are not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or address its impact, governmental actions to contain the spread of the pandemic and respond to the reduction in global economic activity, and how quickly and to what extent normal economic and operating conditions can resume.

The ongoing global outbreak of the Coronavirus pandemic continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. It has disrupted global travel and supply chains, adversely impacted global commercial activity, and its long-term economic impact remains uncertain. Considerable uncertainty still surrounds the Coronavirus and its potential effects on the population, as well as the effectiveness of any responses taken on a national and local level by government authorities and businesses. The travel restrictions, limits on hours of operations and/or closures of non-essential businesses and other efforts to curb the spread of the Coronavirus have significantly disrupted business activity globally, including in the markets where the Company invests, and has had an adverse impact on the performance of certain of the Company’s investments. Many of the Company’s tenants are subject to shelter in place and other quarantine restrictions, and the restrictions could be in place for an extended period of time. These restrictions are particularly adversely impacting many of the Company’s retail tenants (other than grocery tenants), as government instructions regarding social distancing and mandated closures have reduced and, in some cases, eliminated customer foot traffic, causing many of the Company’s retail tenants to temporarily close their brick and mortar stores. As of May 15, 2020, the Company owned two retail properties in the U.S., which comprised 19% of the Company’s portfolio, based on the estimated value of its real estate investments as of that date, as well as 22% of the Company’s total revenue for the three months ended March 31, 2020. Further, while the Company collected approximately 94% of March rents at its retail properties, collections in April dropped to around 30%. The Company is in preliminary discussions with these tenants and currently expects to grant relief to some of its tenants to defer rent payments as a result of their estimated lost revenues from the current Coronavirus pandemic; however, there can be no assurance the Company will reach an agreement with any tenant or if an agreement is reached, that any such tenant will be able to repay any such deferred rent in the future.

Excluding retail properties, the Company collected approximately 96% of March rents and more than 93% of April rents. However, the Company has agreed to refund May and June rents for up to 40-60% of its tenants at its European student housing properties due to school campus closings. The Company is not able to determine when these school campuses will reopen. If they remain closed for an extended period and do not reopen later in the year, the lost rent with respect to these properties would be significant.

The Coronavirus pandemic will likely have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. In addition, the rapidly evolving nature of the pandemic makes it difficult to ascertain the long term impact it will have on commercial real estate markets and the Company’s investments. Nevertheless, the Coronavirus pandemic presents material uncertainty and risk with respect to the Company’s performance and financial results, such as rent concessions or reduced rental rates, the potential negative impact to occupancy at its properties, the potential closure of certain of its assets for an extended period, the potential for increased difficulty in obtaining financing, increased costs of operations, decrease in values of its real estate investments, the potential for increased difficulty of maintaining the current distribution rate, changes in law and/or regulation, and uncertainty regarding government and regulatory policy. The Company is unable to estimate the impact the Coronavirus pandemic will have on its financial results at this time.

Due to the business disruptions and challenges severely affecting the global economy caused by the Coronavirus pandemic, many lessors may be required to provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in Accounting Standards Codification (“ASC”) Topic 842 ("Topic 842") addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate concessions being so rapidly executed to address the sudden liquidity constraints of some lessees arising from the Coronavirus pandemic. In April 2020, the Financial Accounting Standards Board (“FASB”) staff issued a question and answer document (the “Lease Modification Q&A”) focused on the application of lease accounting guidance to lease concessions provided as a result of the Coronavirus pandemic. Under existing lease guidance, the Company would have to determine, on a lease by lease basis, if a lease concession was the result of a new arrangement reached with the tenant (treated within the lease modification accounting framework) or if a lease concession was under the enforceable rights and obligations within the existing lease agreement (precluded from applying the lease modification accounting framework). The Lease Modification Q&A allows the Company, if certain criteria have been met, to bypass the lease by lease analysis, and instead elect to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. The Company has elected to apply such relief and will avail itself of the election to avoid performing a lease by lease analysis for the lease concessions that 1) were granted as relief due to the Coronavirus pandemic and 2) result in the cash flows remaining substantially the same or less. The Lease Modification Q&A has no material impact on the Company’s consolidated financial statements as of and for the three months ended March 31, 2020, however, its future impact to the Company is dependent upon the extent of lease concessions granted to tenants as a result of the Coronavirus pandemic in future periods and the elections made by the Company at the time of entering into such concessions.

Investments in Real Estate-Related Securities

The Company holds investments in real estate-related securities, which consist of common equities, preferred equities and debt investments of publicly traded REITs. The Company has elected to classify these investments as trading securities and carry such investments at fair value. These assets are valued on a recurring basis, which resulted in a realized loss of $350,000 and an unrealized loss of $7.4 million for the three months ended March 31, 2020, both of which are recorded in “gain (loss) on investments in real estate-related securities” in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss). The Company has also earned $481,000 in interest and dividend income for the three months ended March 31, 2020, relating to its investments in these securities, which are recorded in “Interest and other income” in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

Assets and Liabilities Held for Sale

Properties that are intended to be sold are to be designated as “held for sale” on the condensed consolidated balance sheets at the lesser of carrying amount or fair value less estimated selling costs when they meet specific criteria to be presented as held for sale, under GAAP, most significantly that the sale is probable within one year. The Company evaluates probability of sale based on specific facts including whether a sales agreement is in place and the buyer has made significant non-refundable deposits. Properties are no longer depreciated when they are classified as held for sale.  As of March 31, 2020, there were no assets designated as held for sale. As of December 31, 2019, the Company had one property, the Domain Apartments, designated as held for sale. The Company sold the Domain Apartments in January 2020. See Note 3—Investment Property for additional information regarding the disposition of the Domain Apartments.

Tenant and Other Receivables

Tenant and other receivables consists primarily of receivables attributable to straight-line rent and receivables related to base rents and tenant reimbursements. Straight-line rent receivable consists of the difference between the tenants’ rents calculated on a straight-line basis from the date of acquisition or lease commencement over the remaining terms of the related leases and the tenants’ actual rents due under the lease agreements. Straight-line rent receivables were $8.6 million and $8.6 million as of March 31, 2020 and December 31, 2019, respectively. Tenant and other receivables are shown at cost in the condensed consolidated balance sheets.

Other Assets

Other assets included the following (in thousands):

	March 31, 2020	December 31, 2019
Prepaid insurance	$1,024	$726
Prepaid property taxes	713	589
Deferred tax assets (1)	3,204	2,973
Other	2,151	932
Other assets	$7,092	$5,220	(2)

(1)	Includes the effects of a valuation allowance of $1.6 million and $1.8 million as of March 31, 2020 and December 31, 2019, respectively.

(2)	Includes $0.1 million classified as other assets within assets held for sale as of December 31, 2019.

Recently Adopted Accounting Pronouncements

In August 2018, the FASB issued ASU No. 2018-13, "Changes to the Disclosure Requirements for Fair Value Measurement." This ASU amends and removes several disclosure requirements including the valuation processes for Level 3 fair value measurements. The ASU also modifies some disclosure requirements and requires additional disclosures for changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements and requires the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The provisions of ASU No. 2018-13 are effective for the Company as of January 1, 2020 and have not materially impacted the Company’s financial statements.

3. INVESTMENT PROPERTY

Investment property consisted of the following amounts as of March 31, 2020 and December 31, 2019 (in thousands):

	March 31, 2020	December 31, 2019
Buildings and improvements	$1,068,769	$1,077,207
Less: accumulated depreciation	(47,459)	(51,719)
Buildings and improvements, net	1,021,310	1,025,488
Land	282,825	278,639
Investment property, net	$1,304,135	$1,304,127	(1)

(1)	Includes $49.8 million classified within assets held for sale as of December 31, 2019.

Recent Dispositions of Investment Property

In January 2020, the Company sold the Domain Apartments, a multi-family community located in Henderson, Nevada.
The contract sales price for the Domain Apartments was $80.1 million. The Company acquired the Domain Apartments in
January 2016 for a contract purchase price of $58.1 million. The Company recognized a gain on sale of this asset of $29.5 million, which was recorded in gain on sale of real estate on the condensed consolidated statements of operations and comprehensive income (loss).

In February 2020, the Company sold Goodyear Crossing II, a Class A industrial warehouse located in Goodyear, Arizona, a submarket of Phoenix, Arizona. The contract sales price for Goodyear Crossing II was $72.0 million. The Company acquired Goodyear Crossing II in August 2016 for a contract purchase price of $56.2 million. The Company recognized a gain on sale of this asset of $20.2 million, which was recorded in gain on sale of real estate on the condensed consolidated statements of operations and comprehensive income (loss).

In April 2020, the Company sold Bishop’s Square for a contract price of approximately €181.6 million (approximately $198.0 million assuming a rate of $1.09 per EUR as of the date of transaction). Bishop’s Square is a Class A office property located in Dublin, Ireland, originally acquired by the Company in March 2015. See Note 12—Subsequent Events for additional information regarding the disposition of Bishop’s Square.

Recent Acquisition of Investment Property

In January 2020, the Company acquired the Emerson, an apartment property located in Centreville, Virginia. The net purchase price for the Emerson was $117.0 million, exclusive of transaction costs and working capital reserves.

In February 2020, the Company acquired Bratzler ABC Westland, an industrial property located in The Hague, Netherlands. The net purchase price for Bratzler ABC Westland was €11.5 million (approximately $12.5 million assuming a rate of $1.09 per EUR as of the acquisition date), exclusive of transaction costs and working capital reserves. Bratzler ABC Westland is an addition to our existing ownership in ABC Westland previously acquired in May 2019.

The amounts recognized for the asset acquisitions as of the acquisition dates were determined by allocating the net purchase price as follows (in thousands):

Property Name	Acquisition Date	Building and Improvements	Land	In-place Lease Intangibles	Out-of-Market Lease Intangibles, Net	Total
The Emerson	1/24/2020	$97,659	$17,725	$2,197	$—	$117,581
Bratzler ABC Westland	2/19/2020	$7,181	$5,704	$816	$—	$13,701

As of March 31, 2020, the cost basis and accumulated amortization related to lease intangibles are as follows (in thousands):

	Lease Intangibles
	In-Place Leases	Out-of-Market Lease Assets	Out-of-Market Lease Liabilities

Cost	$129,092	$6,638	$(24,976)
Less: accumulated amortization	(46,221)	(1,471)	6,459
Net	$82,871	$5,167	$(18,517)

As of December 31, 2019, the cost basis and accumulated amortization related to lease intangibles were as follows (in thousands):

	Lease Intangibles
	In-Place Leases	Out-of-Market Lease Assets	Out-of-Market Lease Liabilities

Cost	$136,215	$8,957	$(25,579)
Less: accumulated amortization	(43,808)	(2,827)	5,946
Net	$92,407	$6,130	$(19,633)

Amortization expense of in-place leases was $9.0 million and $4.6 million for the three months ended March 31, 2020 and 2019, respectively. Net amortization of out-of-market leases resulted in an increase to rental revenue of $0.5 million and $0.2 million for the three months ended March 31, 2020 and 2019, respectively.

Anticipated amortization of the Company’s in-place leases and out-of-market leases, net for the period from April 1, 2020 through December 31, 2020 and for each of the years ending December 31, 2021 through December 31, 2025 are as follows (in thousands):

	In-Place Lease	Out-of-Market Leases, Net
April 1, 2020 through December 31, 2020	$21,402	$(1,283)
2021	$17,215	$(1,686)
2022	$13,881	$(1,571)
2023	$10,668	$(1,408)
2024	$7,232	$(931)
2025	$6,237	$(778)

Commercial Leases

The Company’s commercial leases are generally for terms of 15 years or less and may include multiple options to extend the lease term upon tenant election. The Company’s leases typically do not include an option to purchase. Generally, the Company does not expect the value of its real estate assets to be impacted materially at the end of any individual lease term, as the Company is typically able to re-lease the space and real estate assets tend to hold their value over a long period of time. Tenant terminations prior to the lease end date occasionally result in a one-time termination fee based on the remaining unpaid lease payments including variable payments and could be material to the tenant. Many of the Company’s leases have increasing minimum rental rates during the terms of the leases through escalation provisions. In addition, the majority of the Company’s leases provide for separate billings for variable rent, such as, reimbursements of real estate taxes, maintenance and insurance and may include an amount based on a percentage of the tenants’ sales. Total billings related to expense reimbursements from tenants for the three months ended March 31, 2020 and 2019 was $4.9 million and $2.9 million, respectively, which is included in Rental revenue on the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

The Company has entered into non-cancelable lease agreements with tenants for space.  As of March 31, 2020, the approximate fixed future minimum rentals for the period from April 1, 2020 through December 31, 2020, for each of the years ending December 31, 2021 through 2025 and thereafter related to the Company’s commercial properties are as follows (in thousands):

Fixed Future Minimum Rentals
April 1, 2020 through December 31, 2020	$60,005
2021	74,008
2022	63,414
2023	55,782
2024	47,621
2025	43,264
Thereafter	192,719
Total	$536,813

During the three months ended March 31, 2020 and 2019, the Company did not earn more than 10% of its revenue from any individual tenant.

The Company also enters into leases with tenants at its student housing properties and multi-family properties. These leases generally have terms less than one year and do not contain options to extend, terminate or purchase, escalation clauses, or other such terms, which are common in the Company’s commercial leases.

4. DEBT FINANCING

As of March 31, 2020 and December 31, 2019, the Company had approximately $784.1 million and $865.7 million of debt outstanding, with weighted average years to maturity of 2.6 years and 2.6 years, respectively, and a weighted average interest rate of 2.28% and 2.54%, respectively. The following table provides additional information regarding the Company’s debt outstanding at March 31, 2020 and December 31, 2019 (in thousands):

Description	Origination or Assumption Date	Maturity Date		Maximum Capacity in Functional Currency	Interest Rate Description	Interest Rate as of March 31, 2020	Principal Outstanding at March 31, 2020		Principal Outstanding at December 31, 2019
Secured Mortgage Debt
Bishop's Square	3/3/2015	3/2/2022		€55,200	Euribor + 1.30% (1)	1.30%	$60,720	(3)	$61,907
Domain Apartments	1/29/2016	1/29/2020	(4)	$34,300	Libor + 1.60% (1)	N/A	—		34,300
Cottonwood Corporate Center	7/5/2016	8/1/2023		$78,000	Fixed	2.98%	71,913		72,359
Goodyear Crossing II	8/18/2016	8/18/2021	(5)	$29,000	Libor + 2.00%	N/A	—		29,000
Rookwood Commons	1/6/2017	7/1/2020		$67,000	Fixed	3.13%	67,000		67,000
Rookwood Pavilion	1/6/2017	7/1/2020		$29,000	Fixed	2.87%	29,000		29,000
Montrose Student Residences	3/24/2017	3/23/2022		€22,605	Euribor + 1.85% (1)	1.85%	24,866		25,352
Queen's Court Student Residences	12/18/2017	12/18/2022		£29,500	Libor + 2.00% (1)	2.86%	36,500		38,896
Venue Museum District	9/21/2018	10/9/2020		$45,000	Libor + 1.95% (1)	4.02%	45,000		45,000
Fresh Park Venlo	10/3/2018	8/15/2023		€75,000	Euribor + 1.50% (1)	1.50%	82,480		84,092
Maintal Logistics	2/21/2019	2/28/2024		€23,500	Euribor + 1.10% (1)	1.10%	25,635		26,136
ABC Westland	5/3/2019	2/15/2024		€75,000	Euribor + 1.50% (1)	1.50%	80,355		82,655
Łódź Urban Logistics	9/20/2019	9/20/2024		€13,600	Fixed (2)	1.05%	14,858		15,211
Glasgow West End	9/26/2019	9/26/2024		£43,200	Libor + 1.80% (1)	2.56%	53,451		56,959
Gdańsk PL II	10/4/2019	9/20/2024		€16,800	Fixed (2)	1.05%	18,354		18,790
Other Notes Payable
JPMorgan Chase Revolving Credit Facility	9/13/2019	11/15/2022		$275,000	Variable	2.43%	163,000		104,000
Notes Payable							$773,132		$790,657
Affiliate Note Payable
Credit Facility with Hines	10/2/2017	12/31/2020		$75,000	Variable	2.96%	11,000		75,000
Total Note Payable to Affiliate							$11,000		$75,000
Total Principal Outstanding							$784,132		$865,657
Unamortized discount							(51)		(104)
Unamortized financing fees							(3,540)		(4,126)
Total							$780,541		$861,427

(1)
On the loan origination date, the Company entered into an interest rate cap agreement as an economic hedge against the variability of future interest rates on this borrowing. See Note 5—Derivative Instruments for further details.

(2)
On the loan origination date, the Company entered into an interest rate swap contract effectively fixing the interest rate for the full term of the facility. See Note 5 — Derivative Instruments for further details.

(3)	In April 2020, the Company paid off the outstanding balance using proceeds from the sale of Bishop’s Square, which occurred in April 2020. See Note 12 — Subsequent Events for further details.

(4)	In January 2020, the Company paid off the outstanding balance using proceeds from the sale of Domain Apartments, which occurred in January 2020.

(5)	In February 2020, the Company paid off the outstanding balance using proceeds from the sale of Goodyear Crossing II, which occurred in February 2020.

JPMorgan Chase Revolving Credit Facility

During the three months ended March 31, 2020, the Company made draws of approximately $59.0 million and made no payments on its revolving loan commitment with JPMorgan Chase, N.A., (the “Revolving Credit Facility”), resulting in an outstanding balance of $163.0 million on March 31, 2020. From April 1, 2020 through May 15, 2020, the Company made payments of $43.0 million and made no additional draws under the Revolving Credit Facility, resulting in an outstanding principal balance of $120.0 million as of May 15, 2020.

Hines Credit Facility

During the three months ended March 31, 2020, the Company made no draws and made payments of $64.0 million under its credit facility with Hines (the “Hines Credit Facility”). The Company had an outstanding balance of $11.0 million on March 31, 2020. From April 1, 2020 through May 15, 2020, the Company made no draws and made payments of $11.0 million under the Hines Credit Facility, resulting in no outstanding balance on May 15, 2020.

Financial Covenants

The Company’s mortgage agreements and other loan documents for the debt described in the table above contain customary events of default, with corresponding grace periods, including payment defaults, bankruptcy-related defaults, and customary covenants, including limitations on liens and indebtedness and maintenance of certain financial ratios. The Company is not aware of any instances of noncompliance with financial covenants on any of its loans as of March 31, 2020. However, as of May 1, 2020, the Company was out of compliance with a loan covenant related to its mortgage debt secured by two of the Company’s European student housing facilities resulting from projected effects of the Coronavirus pandemic as described in Note 2—Summary of Significant Accounting Policies — Coronavirus Outbreak. The lender provided a waiver of the covenant that was out of compliance, as the properties met certain conditions set forth by the lender. The Company is not aware of any other instances of noncompliance with financial covenants on any of its other loans as of the date of this report. The Company’s continued compliance with these covenants depends on many factors and could be impacted by current or future economic conditions associated with the Coronavirus pandemic. Failure to comply with any covenants would result in a default which, if the Company were unable to cure or obtain a waiver from the lenders, could accelerate the repayment obligations and strain the liquidity of the Company.

Principal Payments on Debt

The Company is required to make the following principal payments on its outstanding notes payable for the period from April 1, 2020 through December 31, 2020, for each of the years ending December 31, 2021 through December 31, 2024 and for the period thereafter (in thousands).

	Payments Due by Year
	April 1, 2020 through December 31, 2020	2021	2022		2023	2024	Thereafter
Principal payments	$156,012	$5,311	$290,453	(1)	$152,713	$179,643	$—

(1)
Includes Bishop’s Square debt of $60.7 million that was paid off in April 2020 using proceeds from the sale of Bishop’s Square which occurred in April 2020. See Note 12 — Subsequent Events for further details.

As of May 15, 2020, the Company is required to make $141.0 million in principal payments on its outstanding notes payable that mature through May 2021. Although the mortgage loans are non–recourse, which would allow the Company to provide a deed in–lieu of payment, the Company expects to be able to repay all principal payments with cash on hand or proceeds raised from its current offering, utilize additional capacity on the Credit Agreement, or to be able to refinance the debt terms on the principal outstanding.

LIBOR is expected to be discontinued after 2021. As of March 31, 2020 the Company has two loans with a variable interest rate tied to LIBOR with maturities beyond 2021.  The loan agreements provide procedures for determining a replacement or alternative rate in the event that LIBOR is unavailable. However, there can be no assurances as to whether such replacement or alternative rate will be more or less favorable than LIBOR. The Company intends to monitor the developments with respect to the potential phasing out of LIBOR after 2021 and work with its lenders to ensure any transition away from LIBOR will have minimal impact on its financial condition, but can provide no assurances regarding the impact of the discontinuation of LIBOR.

5. DERIVATIVE INSTRUMENTS

The Company has entered into several interest rate cap and swap contracts in connection with certain of its secured mortgage loans in order to limit its exposure against the variability of future interest rates on its variable interest rate borrowings.  The Company’s interest rate contracts have economically limited the interest rate on the loan to which they relate.  The Company has not designated these derivatives as hedges for accounting purposes. The Company has not entered into a master netting arrangement with its third-party counterparty and does not offset on its Condensed Consolidated Balance Sheets the fair value amount recorded for its derivative instruments.

The Company has also entered into foreign currency forward contracts as economic hedges against the variability of foreign exchange rates related to certain cash flows of some of its international investments. These forward contracts fixed the currency exchange rates on each of the investments to which they related. The Company did not designate any of these contracts as fair value or cash flow hedges for accounting purposes.

The table below provides additional information regarding the Company’s interest rate contracts (in thousands, except percentages).

Interest Rate Contracts
Type	Property	Effective Date	Expiration Date	Maximum Capacity of Debt in Functional Currency	Notional Amount	Interest Rate Received	Pay Rate /Strike Rate
Interest rate cap	Bishop’s Square	March 3, 2015	April 25, 2020	€55,200	€55,200	Euribor	2.00%
Interest rate cap	Montrose Student Residences	March 24, 2017	March 23, 2022	€22,605	€16,954	Euribor	1.25%
Interest rate cap	Queen’s Court Student Residences	December 20, 2017	December 20, 2020	£29,500	£22,125	LIBOR	2.00%
Interest rate cap	Venue Museum District	September 21, 2018	October 9, 2020	$45,000	$45,000	LIBOR	3.50%
Interest rate cap	Fresh Park Venlo	October 8, 2018	August 15, 2023	€75,000	€52,487	Euribor	2.00%
Interest rate cap	Maintal Logistics	February 28, 2019	February 28, 2024	€23,500	€16,450	Euribor	2.00%
Interest rate cap	ABC Westland	May 3, 2019	February 15, 2024	€75,000	€52,500	Euribor	1.00%
Interest rate cap	Łódź Urban Logistics	October 10, 2019	September 20, 2024	€13,600	$13,600	Euribor	(0.36)%
Interest rate swap	Gdańsk PL II	October 10, 2019	September 20, 2024	€16,800	£16,800	Euribor	(0.36)%
Interest rate swap	Glasgow West End	September 27, 2019	September 24, 2024	£43,200	£32,400	LIBOR	2.00%

The table below provides additional information regarding the Company’s foreign currency forward contracts that were active during the three months ended March 31, 2020 (in thousands).

Foreign Currency Forward Contracts
Effective Date	Expiration Date	Notional Amount	Buy/Sell	Traded Currency Rate
October 24, 2019	February 28, 2020	£31,000	USD/GBP	$1.29
December 9, 2019	February 28, 2020	£15,000	USD/GBP	$1.32
February 21, 2020	May 29, 2020	£31,000	USD/GBP	$1.30
February 21, 2020	May 29, 2020	£15,000	USD/GBP	$1.30
March 2, 2020	April 30, 2020	€60,000	USD/EUR	$1.12
March 10, 2020	April 30, 2020	€50,000	USD/EUR	$1.14

The table below presents the effects of the changes in fair value of the Company’s derivative instruments in the Company’s Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the three months ended March 31, 2020 and 2019 (in thousands):

	Gain (Loss) Recorded on Derivative Instruments
	Three months ended March 31,
	2020	2019
Derivatives not designated as hedging instruments:
Interest rate swaps	$(2)	$—
Interest rate caps	98	(161)
Foreign currency forward contracts	6,860	(949)
Total gain (loss) on derivatives	$6,956	$(1,110)
6. STOCKHOLDERS’ EQUITY

Public Offering

On November 30, 2017, the Company (i) redesignated its issued and outstanding Class A shares of common stock, Class T shares of common stock, Class I shares of common stock and Class J shares of common stock as “Class AX shares,” “Class TX shares,” “Class IX shares” and “Class JX shares,” (collectively, the “IPO Shares”) respectively, and (ii) reclassified the authorized but unissued portion of its common stock into four additional classes of shares of common stock: “Class T shares,” “Class S shares,” “Class D shares,” and “Class I shares.” The Company is offering its shares of common stock in the Follow-On Offering (as defined below) in any combination of Class T shares, Class S shares, Class D shares and Class I shares (collectively, the “Follow-On Offering Shares”). All shares of the Company’s common stock have the same voting rights and rights upon liquidation, although distributions received by the Company’s stockholders are expected to differ due to the distribution and stockholder servicing fees payable with respect to the applicable share classes, which reduce distributions.

The Company complies with the FASB ASC 480 “Distinguishing Liabilities from Equity” which requires, among other things, that financial instruments that represent a mandatory obligation of the Company to repurchase shares be classified as liabilities and reported at settlement value.  When shares are tendered for redemption and approved (or not prohibited) by the board of directors, the Company will reclassify such obligations from equity to an accrued liability based upon their respective settlement values and redeem those shares in the subsequent month pursuant to the Company’s current share redemption program.

Common Stock

As of March 31, 2020 and December 31, 2019, the Company had the following classes of shares of common stock authorized, issued and outstanding (in thousands):

	March 31, 2020		December 31, 2019
	Shares Authorized	Shares Issued and Outstanding	Shares Authorized	Shares Issued and Outstanding
Class AX common stock, $0.001 par value per share	40,000	18,852	40,000	18,885
Class TX common stock, $0.001 par value per share	40,000	19,864	40,000	19,901
Class IX common stock, $0.001 par value per share	10,000	92	10,000	91
Class JX common stock, $0.001 par value per share	10,000	—	10,000	—
Class T common stock, $0.001 par value per share	350,000	34,560	350,000	28,837
Class S common stock, $0.001 par value per share	350,000	—	350,000	—
Class D common stock, $0.001 par value per share	350,000	8,603	350,000	6,927
Class I common stock, $0.001 par value per share	350,000	10,147	350,000	7,206

The tables below provide information regarding the issuances and redemptions of each class of the Company’s common stock during the three months ended March 31, 2020 and 2019 (in thousands). There were no Class JX and S shares issued, redeemed or outstanding during the three months ended March 31, 2020.

	Class AX		Class TX		Class IX		Class T		Class D		Class I		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 1, 2020	18,885	$19	19,901	$22	91	$—	28,837	$29	6,927	$6	7,206	$7	81,847	$83
Issuance of common shares	126	—	146	1	1	—	5,809	6	1,696	2	2,957	3	10,735	12
Redemption of common shares	(159)	—	(183)	—	—	—	(86)	—	(20)	—	(16)	—	(464)	—
Balance as of March 31, 2020	18,852	$19	19,864	$23	92	$—	34,560	$35	8,603	$8	10,147	$10	92,118	$95

	Class AX		Class TX		Class IX		Class T		Class D		Class I		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 1, 2019	19,123	$19	19,969	$21	96	$—	2,858	$3	1,479	$1	59	$—	43,584	$44
Issuance of common shares	136	—	155	1	1	—	4,011	4	1,198	1	608	1	6,109	7
Redemption of common shares	(163)	—	(195)	—	—	—	—	—	(4)	—	—	—	(362)	—
Balance as of March 31, 2019	19,096	$19	19,929	$22	97	$—	6,869	$7	2,673	$2	667	$1	49,331	$51

Distributions

With the authorization of the Company’s board of directors, the Company declared distributions monthly from January 2020 through May 2020 at a gross distribution rate of $0.05208 per month for each share class (represents an annualized rate of $0.625 per share per year if this rate is declared for an entire year), less any applicable distribution and stockholder servicing fees.

Distributions were made on all classes of the Company’s common stock at the same time. All distributions were paid in cash or reinvested in shares of the Company’s common stock for those participating in the Company’s distribution reinvestment plan and have been paid or issued, respectively, on the first business day following the completion of the month to which they relate. Distributions reinvested pursuant to the Company’s distribution reinvestment plan were reinvested in shares of the same class as the shares on which the distributions were made. Some or all of the cash distributions may be paid from sources other than cash flows from operations.
The following table outlines the Company’s total cash distributions declared to stockholders for each of the quarters ended during 2020 and 2019, including the breakout between the distributions declared in cash and those reinvested pursuant to the Company’s distribution reinvestment plan (in thousands).

	Stockholders
Distributions for the Three Months Ended	Cash Distributions	Distributions Reinvested	Total Declared
2020
March 31, 2020	$5,669	$6,732	$12,401
Total	$5,669	$6,732	$12,401
2019
December 31, 2019	$4,992	$6,092	$11,084
September 30, 2019	4,383	5,325	9,708
June 30, 2019	3,647	4,415	8,062
March 31, 2019	3,090	3,614	6,704
Total	$16,112	$19,446	$35,558

The table below outlines the net distributions declared for each class of shares for the three and three months ended March 31, 2020 and 2019. The net distributions presented below are representative of the gross distribution rate declared by the Company’s board of directors, less any applicable ongoing distribution and stockholder servicing fees.

	Three Months Ended March 31,
	2020	2019
Distributions declared per Class AX share, net	$0.16	$0.16
Distributions declared per Class TX share, net	$0.13	$0.13
Distributions declared per Class IX share, net	$0.15	$0.15
Distributions declared per Class T share, net	$0.13	$0.13
Distributions declared per Class S share, net	$0.13	$0.13
Distributions declared per Class D share, net	$0.15	$0.15
Distributions declared per Class I share, net	$0.16	$0.16

7. RELATED PARTY TRANSACTIONS

The table below outlines fees and expense reimbursements incurred that are payable by the Company to the Advisor and the Dealer Manager, Hines and its affiliates for the periods indicated below (in thousands):

	Incurred
	Three Months Ended March 31,		Unpaid as of
Type and Recipient	2020	2019	March 31, 2020	December 31, 2019
Selling Commissions- Dealer Manager (1)	$1,647	$1,170	$—	$—
Dealer Manager Fee- Dealer Manager	296	207	—	—
Distribution & Stockholder Servicing Fees- Dealer Manager	4,297	2,989	25,449	22,479
Organization and Offering Costs- the Advisor	863	1,240	6,966	7,763
Asset Management Fees- the Advisor	2,791	1,487	2,630	2,353
Other- the Advisor (2)	447	493	750	1,106
Performance Participation Allocation- the Advisor (3)	—	1,120	—	7,713
Interest expense- Hines and its affiliates (4)	361	437	23	443
Property Management Fees- Hines and its affiliates	682	372	146	287
Development and Construction Management Fees- Hines and its affiliates	64	67	93	30
Leasing Fees- Hines and its affiliates	92	107	196	344
Expense Reimbursement- Hines and its affiliates (with respect to management and operations of the Company's properties)	1,831	814	637	264
Total	$13,371	$10,503	$36,890	$42,782

(1)	Some or all of these fees may be reallowed to participating broker dealers rather than being retained by the Dealer Manager.

(2)
Includes amounts the Advisor paid on behalf of the Company such as general and administrative expenses and acquisition-related expenses.  These amounts are generally reimbursed to the Advisor during the month following the period in which they are incurred.

(3)
Through its ownership of the special limited partner interest in the Operating Partnership, the Advisor is entitled to an annual performance participation allocation of 12.5% of the Operating Partnership’s total return. Total return is defined as distributions paid or accrued plus the change in net asset value of the Company’s shares of common stock for the applicable period. This performance participation allocation is subject to the Company earning a 5% total return annually (as defined above), after considering the effect of any losses carried forward from the prior period (as defined in the Operating Partnership agreement). The performance participation allocation accrues monthly and is payable after the completion of each calendar year.

(4)	Includes amounts paid related to the Hines Credit Facility.

8.  FAIR VALUE MEASUREMENTS

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices observable for the asset or liability, such as interest rates and yield curves observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In instances in which the inputs used to measure fair value may fall into different levels of the fair value hierarchy, the level in the fair value hierarchy within which the fair value measurement in its entirety has been determined is based on the lowest level input significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Financial Instruments Measured on a Recurring Basis

As described in “Note 5 — Derivative Instruments,” the Company entered into several interest rate contracts as economic hedges against the variability of future interest rates on its variable interest rate borrowings. The valuation of these derivative instruments is determined based on assumptions that management believes market participants would use in pricing, using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate contracts have been determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves.

Although the Company has determined the majority of the inputs used to value its interest rate contracts fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and its counterparties. In adjusting the fair values of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds and guarantees. However, as of March 31, 2020 and 2019, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuations of its derivatives. As a result, the Company has determined its derivative valuations are classified in Level 2 of the fair value hierarchy.

Additionally, as described in “Note 5 — Derivative Instruments,” the Company has entered into foreign currency forward contracts as economic hedges against the variability of foreign exchange rates. The valuation of these forward contracts is determined based on assumptions that management believes market participants would use in pricing, using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including currency exchange rate curves and implied volatilities. The Company has determined its foreign currency forward contracts valuations are classified in Level 2 of the fair value hierarchy, as they are based on observable inputs but are not traded in active markets.

In the fourth quarter of 2018, the Company made its initial investments in real estate-related securities, which consist of common equities, preferred equities and debt investments of publicly traded REITs. Since that time, the Company has continued to make additional investments in real estate-related securities. The Company has elected to classify these investments as trading securities and carry such investments at fair value. The following table summarizes activity for the Company’s real estate-related securities measured at fair value on a recurring basis.

	Basis of Fair Value Measurements
As of	Description	Fair Value of Assets	Quoted Prices In Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
March 31, 2020	Investments in real estate-related securities	$33,985	$33,985	$—	$—
December 31, 2019	Investments in real estate-related securities	$36,491	$36,491	$—	$—

Financial Instruments Fair Value Disclosures

As of March 31, 2020, the Company estimated that the fair value of its notes payable, excluding deferred financing costs, which had a book value of $784.1 million, was $783.3 million. As of December 31, 2019, the Company estimated that the fair value of its notes payable, excluding deferred financing costs, which had a book value of $865.7 million, was $864.1 million. Management has utilized available market information such as interest rate and spread assumptions of notes payable with similar terms and remaining maturities, to estimate the amounts required to be disclosed. Although the Company has determined that the majority of the inputs used to value its notes payable fall within Level 2 of the fair value hierarchy, the credit quality adjustments associated with its fair value of notes payable utilize Level 3 inputs. However, the Company has assessed the significance of the impact of the credit quality adjustments on the overall valuations of the fair market value of its notes payable and has determined they are not significant. Other financial instruments not measured at fair value on a recurring basis include cash and cash equivalents, restricted cash, tenant and other receivables, accounts payable and accrued expenses, other liabilities, due to affiliates and distributions payable.  The carrying value of these items reasonably approximates their fair value based on their highly-liquid nature and/or short-term maturities. Due to the short-term nature of these instruments, Level 1 inputs are utilized to estimate the fair value of the cash and cash equivalents and restricted cash and Level 2 inputs are utilized to estimate the fair value of the remaining financial instruments.

9. REPORTABLE SEGMENTS

As described previously, the Company invests the net proceeds from its public offerings into its portfolio of quality commercial real estate properties and other real estate investments throughout the United States and internationally. The Company’s current business consists of owning, operating, acquiring, developing, investing in, and disposing of real estate assets and all of the Company’s consolidated revenues and property operating expenses are from these real estate properties.

Management evaluates the operating performance of each of its real estate properties at an individual investment level and considers each investment to be an operating segment. The Company has aggregated its operating segments into seven reportable segments: domestic office investments, domestic residential/living investments, domestic retail investments, domestic industrial investments, international industrial investments, international office investments, and international residential/living investments. In April 2020, the Company sold Bishop’s Square, which comprised the international office investments operating segment for the three months ended March 31, 2020 and 2019. See Note 12—Subsequent Events for additional information regarding the disposition of Bishop’s Square.

The tables below provide additional information related to each of the Company’s segments (in thousands) and a reconciliation to the Company’s net income (loss), as applicable. “Corporate-Level Accounts” includes amounts incurred by the corporate-level entities which are not allocated to any of the reportable segments.

	Three Months Ended March 31,
	2020	2019
Revenues
Domestic office investments	$3,936	$4,209
Domestic residential/living investments	4,405	2,732
Domestic retail investments	7,372	4,950
Domestic industrial investments	533	1,087
International industrial investments	11,035	4,753
International office investments	2,514	1,930
International residential/living investments	4,050	2,077
Total revenues	$33,845	$21,738

For the three months ended March 31, 2020 and 2019, the Company’s total revenues were attributable to the following countries:

	Three Months Ended March 31,
	2020	2019
Total revenues
United States	48%	60%
The Netherlands	22%	18%
United Kingdom	14%	5%
Ireland	10%	13%
Poland	4%	—%
Germany	2%	4%

For the three months ended March 31, 2020 and 2019, the Company’s property revenues in excess of expenses by segment were as follows (in thousands):

	Three Months Ended March 31,
	2020	2019
Revenues in excess of property operating expenses (1)
Domestic office investments	$2,570	$2,896
Domestic residential/living investments	2,296	1,444
Domestic retail investments	4,382	2,812
Domestic industrial investments	367	701
International industrial investments	6,666	2,578
International office investments	1,963	947
International residential/living investments	2,688	1,524
Total revenues in excess of property operating expenses	$20,932	$12,902

(1)	Revenues less property operating expenses, real property taxes and property management fees.

As of March 31, 2020 and December 31, 2019, the Company’s total assets by segment were as follows (in thousands):

	March 31, 2020	December 31, 2019
Assets
Domestic office investments	$123,241	$124,144
Domestic residential/living investments	285,938	220,988
Domestic retail investments	286,540	292,526
Domestic industrial investments	1,265	51,520
International industrial investments	491,116	494,268
International office investments	120,152	122,342
International residential/living investments	198,068	211,785
Corporate-level accounts	86,175	55,972
Total assets	$1,592,495	$1,573,545

As of March 31, 2020 and December 31, 2019, the Company’s total assets were attributable to the following countries:

	March 31, 2020	December 31, 2019
Total assets
United States	49%	47%
The Netherlands	18%	17%
United Kingdom	16%	18%
Ireland	10%	11%
Poland	4%	4%
Germany	3%	3%

For the three months ended March 31, 2020 and 2019 the Company’s reconciliation of the Company’s revenues in excess of property operating expenses to the Company’s net income (loss) is as follows (in thousands):

	Three Months Ended March 31,
	2020	2019
Reconciliation to revenues in excess of property operating expenses
Net income (loss)	$41,752	$(3,999)
Depreciation and amortization	16,229	9,328
Acquisition related expenses	17	4
Asset management fees	2,791	1,487
Performance participation allocation	—	1,120
General and administrative expenses	1,038	847
(Gain) loss on derivative instruments	(6,956)	1,110
(Gain) loss on investments in real estate-related securities	7,737	(1,166)
Gain on sale of real estate	(49,644)	—
Foreign currency (gains) losses	2,519	69
Interest expense	5,932	4,197
Interest and other income	(551)	(124)
(Benefit) provision for income taxes	68	29
Total revenues in excess of property operating expenses	$20,932	$12,902

10. SUPPLEMENTAL CASH FLOW DISCLOSURES

Supplemental cash flow disclosures for the three months ended March 31, 2020 and 2019 (in thousands):

	Three Months Ended March 31,
	2020	2019
Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$5,994	$4,074
Supplemental Schedule of Non-Cash Investing and Financing Activities
Distributions declared and unpaid	$4,315	$2,339
Distributions reinvested	$6,507	$3,430
Shares tendered for redemption	$2,336	$1,554
Non-cash net liabilities assumed	$198	$110
Offering costs payable to the Advisor	$863	$1,240
Distribution and stockholder servicing fees payable to the Dealer Manager	$4,297	$2,989
Accrued capital additions	$882	$1,983
Accrued acquisition costs	$348	$1,036

11. COMMITMENTS AND CONTINGENCIES

The Company may be subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, management believes the final outcome of such matters will not have a material adverse effect on the Company’s condensed consolidated financial statements.

12. SUBSEQUENT EVENTS

Bishop’s Square

In April 2020, the Company sold Bishop’s Square, a Class A office property located in Dublin, Ireland. The contract sales price for Bishop’s Square was approximately €181.6 million (approximately $198.0 million assuming a rate of $1.09 per EUR as of the date of transaction), exclusive of transaction costs and closing prorations. The purchaser is not affiliated with the Company or its affiliates. The Company acquired Bishop’s Square in March 2015 for €92.0 million, (approximately $103.5 million assuming a rate of $1.13 per EUR as of the acquisition date), exclusive of transaction costs and closing prorations. The Company completed a major redevelopment project at Bishop’s Square in July 2019 which was commenced during October 2017 and consisted of approximately €16.3 million (approximately $17.9 million assuming a rate of $1.10 per EUR as of March 31, 2020) in capital expenditures.

*****

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the notes thereto included in Item 1 in this Quarterly Report on Form 10-Q. The following discussion should also be read in conjunction with our audited consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2019.

Cautionary Note Regarding Forward-Looking Statements

This Quarterly Report on Form 10-Q includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”), as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as amended. Such statements include statements concerning future financial performance and distributions, future debt and financing levels, acquisitions and investment objectives, payments to Hines Global REIT II Advisors LP (the “Advisor”), and its affiliates and other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto as well as all other statements that are not historical statements. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events or our investments and results of operations could differ materially from those expressed or implied in forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology.

The forward-looking statements included in this Quarterly Report on Form 10-Q are based on our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, the availability of future financing and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Any of the assumptions underlying forward-looking statements could prove to be inaccurate. To the extent that our assumptions differ from actual results, our ability to meet such forward-looking statements, including our ability to generate positive cash flow from operations, pay distributions to our shareholders and maintain the value of any real estate investments and real estate-related investments in which we may hold an interest in the future, may be significantly hindered.

The following are some of the risks and uncertainties, which could cause actual results to differ materially from those presented in certain forward-looking statements:

—
Risks associated with adverse changes in general economic or local market conditions, including the impact of the ongoing Coronavirus pandemic and efforts to prevent its spread, which are adversely effecting the markets in which we and our tenants operate;

—
Whether we will have the opportunity to invest offering and distribution reinvestment plan proceeds to acquire properties or other investments or whether such proceeds will be needed to redeem shares or for other purposes, and if proceeds are available for investment, our ability to make such investments in a timely manner and at appropriate amounts that provide acceptable returns;

—	Competition for tenants and real estate investment opportunities, including competition with other programs sponsored by or affiliated with Hines Interests Limited Partnership (“Hines”);

—
Our reliance on our Advisor, Hines and affiliates of Hines for our day-to-day operations and the selection of real estate investments, and our Advisor’s ability to attract and retain high-quality personnel who can provide service at a level acceptable to us;

—	Our ability to complete acquisitions of properties under contract;

—
Risks associated with conflicts of interests that result from our relationship with our Advisor and Hines, as well as conflicts of interests certain of our officers and directors face relating to the positions they hold with other entities;

—
The potential need to fund tenant improvements, lease-up costs or other capital expenditures, as well as increases in property operating expenses and costs of compliance with environmental matters or discovery of previously undetected environmentally hazardous or other undetected adverse conditions at our properties;

—	The availability and timing of distributions we may pay is uncertain and cannot be assured;

—
Our distributions have been paid using cash flows from financing activities, including proceeds from our public offering, as well as cash from the waiver of fees by our Advisor, and some or all of the distributions we pay in the future may be paid from similar sources or sources such as cash advances by our Advisor, cash resulting from a waiver or deferral of fees, borrowings and/or proceeds from the offering. When we pay distributions from sources other than our cash flow from operations, we will have less funds available for the acquisition of properties, and your overall return may be reduced;

—	Risks associated with debt and our ability to secure financing;

—	Catastrophic events, such as hurricanes, earthquakes, tornadoes and terrorist attacks; and our ability to secure adequate insurance at reasonable and appropriate rates;

—	The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and make additional investments;

—
Changes in governmental, tax, real estate and zoning laws and regulations and the related costs of compliance and increases in our administrative operating expenses, including expenses associated with operating as a public company;

—
International investment risks, including the burden of complying with a wide variety of foreign laws and the uncertainty of such laws, the tax treatment of transaction structures, political and economic instability, foreign currency fluctuations, and inflation and governmental measures to curb inflation may adversely affect our operations and our ability to make distributions;

—	The lack of liquidity associated with our assets; and

—	Our ability to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes.

These risks are more fully discussed in, and all forward-looking statements should be read in light of, all of the risk factors under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019.

You are cautioned not to place undue reliance on any forward-looking statements included in this Quarterly Report on Form 10-Q. All forward-looking statements are made as of the date of this Quarterly Report on Form 10-Q and the risk that actual results will differ materially from the expectations expressed in this Quarterly Report on Form 10-Q may increase with the passage of time. In light of the significant uncertainties inherent in the forward-looking statements included in this Quarterly Report on Form 10-Q, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Quarterly Report on Form 10-Q will be achieved. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. Each forward-looking statement speaks only as of the date of the particular statement, and we do not undertake to update any forward-looking statement.

The Company

Hines Global Income Trust, Inc. (“Hines Global”), was formed as a Maryland corporation in 2013 for the purpose of investing in a diversified portfolio of quality commercial real estate properties and other real estate investments located throughout the United States and internationally. Hines Global is sponsored by Hines Interests Limited Partnership (“Hines”), a fully integrated global real estate investment and management firm that has acquired, developed, owned, operated and sold real estate for over 60 years. The Company has elected to be taxed as a REIT for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2015.

We raise capital for our investments through public offerings of our common stock. We commenced our initial public offering of up to $2.5 billion in shares of our common stock (the “Initial Offering”) in August 2014 and commenced our second public offering of up to $2.5 billion in shares of common stock including $500.0 million of shares offered under our distribution reinvestment plan (the “Follow-On Offering”) in December 2017. It is our intention to conduct a continuous offering for an indefinite period of time by conducting additional offerings of our shares of common stock following the conclusion of the Follow-On Offering. As of May 15, 2020, we had received gross offering proceeds of $1.0 billion from the sale of 101.8 million shares through our public offerings, including shares issued pursuant to our distribution reinvestment plan.

Portfolio Highlights

We intend to meet our primary investment objectives by investing in a portfolio of quality commercial real estate properties and other real estate investments that relate to properties that are generally diversified by geographic area, lease expirations and tenant industries. In April 2020, we sold Bishop’s Square for a contract sales price of approximately €181.6 million (approximately $198.0 million assuming a rate of $1.09 per EUR as of the date of transaction), exclusive of transaction costs and closing prorations, resulting in a total portfolio as of May 15, 2020 of seventeen real estate investments consisting of 8.5 million square feet that were 94% leased. The following chart depicts the percentage of our portfolio’s investment types based on the estimated value of each real estate investment as of March 31, 2020 (“Estimated Values”), which are consistent with the values used to determine our net asset value (“NAV”) per share on that date, and includes the effect of the sale of Bishop’s Square.

The following charts depict the location of our real estate investments as of March 31, 2020 and also includes the effect of the sale of Bishop’s Square, which occurred in April 2020. Approximately 49% of our portfolio is located throughout the United States and approximately 51% is located internationally, based on the Estimated Values, and including the effect of the sale of Bishop’s Square.

The following table provides additional information regarding each of our properties and is presented as of March 31, 2020, and includes the effect of the sale of Bishop’s Square, which occurred in April 2020.

Property	Location	Investment Type	Date Acquired/ Net Purchase Price (in millions)(1)	Estimated Going-in Capitalization Rate (2)	Leasable Square Feet	Percent Leased
Cottonwood Corporate Center	Salt Lake City, Utah	Office	7/2016; $139.2	6.9%	487,597	94%
Rookwood	Cincinnati, Ohio	Retail	1/2017; $193.7	6.0%	600,973	95%
Montrose Student Residences	Dublin, Ireland	Residential/Living	3/2017; $40.6	5.5%	53,835	100%
Queen’s Court Student Residences	Reading, United Kingdom	Residential/Living	10/2017; $65.3	6.2%	79,115	100%
Venue Museum District	Houston, Texas	Residential/Living	9/2018; $72.9	3.9%	294,964	95%
Fresh Park Venlo	Venlo, Netherlands	Industrial	10/2018; $136.3	6.7%	2,863,565	94%
Maintal Logistics	Frankfurt, Germany	Industrial	12/2018; $43.8	5.7%	387,253	96%
ABC Westland	The Hague, Netherlands	Industrial	5/2019; $142.8	6.2%	1,386,836	93%
Promenade Shops at Briargate	Colorado Springs, Colorado	Retail	9/2019; $93.2	7.7%	236,539	89%
Gdańsk PL II	Gdańsk, Poland	Industrial	9/2019; $29.9	6.7%	346,996	100%
Łódź Urban Logistics	Łódź, Poland	Industrial	9/2019; $25.2	6.6%	389,233	100%
Glasgow West End	Glasgow, United Kingdom	Residential/Living	9/2019; $89.5	5.5%	232,425	99%
Charles Tyrwhitt DC	Milton Keynes, United Kingdom	Industrial	11/2019; $19.9	5.7%	140,106	100%
The Alloy	College Park, Maryland	Residential/Living	11/2019; $98.0	5.0%	230,362	94%
DSG Bristol	Bristol, United Kingdom	Industrial	11/2019; $47.0	5.0%	265,000	100%
Royal Mail	Edinburgh, United Kingdom	Industrial	12/2019; $33.4	5.3%	212,028	100%
The Emerson	Centreville, Virginia	Residential/Living	01/2020; $117.0	4.5%	328,341	74%
Total for All Investments					8,535,168	94%

(1)	For acquisitions denominated in a foreign currency, amounts have been translated to U.S. dollars at a rate based on the exchange rate in effect on the acquisition date.

(2)
The estimated going-in capitalization rate is determined as of the date of acquisition by dividing the projected property revenues in excess of expenses for the first fiscal year by the net purchase price (excluding closing costs and taxes). Property revenues in excess of expenses includes all projected operating revenues (rental income, tenant reimbursements, parking and any other property-related income) less all projected operating expenses (property operating and maintenance expenses, property taxes, insurance and property management fees). The projected property revenues in excess of expenses includes assumptions which may not be indicative of the actual future performance of the property, including the assumption that the tenants will perform under their lease agreements during the 12 months following our acquisition of the properties and assumptions concerning estimates of timing and rental rates related to re-leasing vacant space.

NAV and Distributions

We began determining an NAV per share on a monthly basis as of the end of January 2018. Since that time, our NAV per share increased from $9.78 in the beginning of 2018 to $10.24 in February 2020. As illustrated in the chart below, the NAV fell to $9.84 as of March 31, 2020 and to $9.71 as of April 30, 2020. As described elsewhere in this Quarterly Report on Form 10-Q, the Coronavirus pandemic has had, and is expected to continue to have, an adverse impact on global commercial activity and has contributed to significant volatility in financial markets. While it is difficult to ascertain the long term impact it will have on commercial real estate markets and our investments, it presents material uncertainty and risk with respect to the current and future performance and value of our investments. Investments in real properties and real estate-related securities have not been immune to the impact of the pandemic, which was the primary cause of the decline in our NAV as of April 30, 2020 compared to the prior month’s NAV. Set forth below is additional historical information regarding our NAV per share since February 29, 2016 (the date as of which our board of directors first determined an NAV per share).

1.
Please see our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2020 for additional information concerning the methodology used to determine, and the limitations of, the NAV per share as of April 30, 2020. Please see our Annual Reports on Form 10-K for the years ended December 31, 2019, 2018, and 2017 as well as our Current Reports on Form 8-K for additional information concerning the NAV per share determined as of prior dates.

2.
Our board of directors determined an NAV per share of $9.03 as of February 29, 2016. Prior thereto, $8.92 was considered to be the “net investment value” per share of our common stock, which was equal to the offering price per share of $10.00 in effect at that time, as arbitrarily determined by our board of directors, net of the applicable selling commissions, dealer manager fees and issuer costs.

Set forth below is information regarding our gross annualized distribution rate, excluding any applicable distribution and stockholder servicing fees, since October 1, 2014 (the date our board first authorized distributions to be declared). As illustrated in the chart below, our gross annualized distribution rate remained at $0.625 per share since January 2019. As described previously, the Coronavirus pandemic has had adverse effects on the operations of several of our real estate investments in recent months, which could affect our ability to maintain the current distribution rate.

1.
With the authorization of our board of directors, we declared distributions as of daily record dates and paid them on a monthly basis through December 31, 2017. Beginning in January 2018, we began, and intend to continue, to declare distributions as of monthly record dates and pay them on a monthly basis.

2.
We have not generated and we may continue to be unable to generate sufficient cash flows from operations to fully fund distributions. Therefore, some or all of our distributions have been and may continue to be paid, and during the offering phase, are likely to be paid at least partially from other sources, such as proceeds from the sales of assets, proceeds from our debt financings, proceeds from our public offerings, cash advances by our Advisor and/or cash resulting from a waiver or deferral of fees. See “— Financial Condition, Liquidity and Capital Resources” for additional information concerning our distributions.

Performance Summary of Share Classes

The tables presented below disclose the total returns for each of our share classes. The total returns shown reflect the percent change in the NAV per share from the beginning of the applicable period, plus the amount of any distribution per share declared during the period. The total returns shown are calculated assuming reinvestment of distributions pursuant to our distribution reinvestment plan, are derived from unaudited financial information, and are net of all Hines Global expenses, including general and administrative expenses, transaction-related expenses, management fees, the performance participation allocation, and share class specific fees, but exclude the impact of early redemption deductions on the redemption of shares that have been outstanding for less than one year. The returns have been prepared using unaudited data and valuations of the underlying investments in our portfolio, which are estimates of fair value and form the basis for our NAV per share. Valuations based upon unaudited reports from the underlying investments may be subject to later adjustments, may not correspond to realized value and may not accurately reflect the price at which assets could be liquidated.

The table below discloses the total returns for the classes of shares that are available for investment in the Follow-On Offering:

As of April 30, 2020
Shares Class (1)	1-Year	ITD
Class I Shares (2)	2.13%	6.45%
Class D Shares (2)	1.88%	6.18%
Class S Shares (No Sales Load) (3)	1.12%	5.39%
Class S Shares (With Sales Load) (4)	(2.45)%	3.80%
Class T Shares (No Sales Load) (3)	1.12%	5.39%
Class T Shares (With Sales Load) (4)	(2.45)%	3.80%

(1)	The inception date for Class I, Class D, Class S and Class T Shares is December 6, 2017.

(2)	Class I Shares and Class D Shares are sold without an upfront sales load.

(3)	Class S Shares and Class T Shares listed as (No Sales Load) exclude up-front selling commissions and dealer manager fees.

(4)	Class S Shares and Class T Shares listed as (With Sales Load) reflect the returns after the maximum up-front selling commissions and dealer manager fees, which total 3.5% for both share classes.

The table below discloses the total returns for the classes of shares that were sold in the Initial Offering, but are no longer available for investment in the Follow-On Offering:

As of April 30, 2020
Shares Class (1)	1-Year	3-Year	ITD
Class AX Shares (No Sales Load)	2.13%	6.60%	7.98%
Class AX Shares (With Sales Load)	N/A	3.19%	5.79%
Class TX Shares (No Sales Load)	1.12%	5.54%	7.31%
Class TX Shares (With Sales Load)	N/A	4.09%	6.00%
Class IX Shares (No Sales Load)	1.88%	N/A	6.34%
Class IX Shares (With Sales Load)	N/A	N/A	6.05%

(1)	The inception date for Class AX Shares, Class TX Shares, and Class IX Shares are October 1, 2014, September 1, 2015, and May 1, 2017, respectively.

Critical Accounting Policies

Each of our critical accounting policies involve the use of estimates that require management to make assumptions that are subjective in nature. Management relies on its experience, collects historical and current market data, and analyzes these assumptions in order to arrive at what it believes to be reasonable estimates.  In addition, application of these accounting policies involves the exercise of judgment regarding assumptions as to future uncertainties. Actual results could materially differ from these estimates. For a discussion of recent accounting pronouncements, see Note 2 — Summary of Significant Accounting Policies to the accompanying condensed consolidated financial statements. Also, a disclosure of our critical accounting policies is included in our Annual Report on Form 10-K for the year ended December 31, 2019 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” There have been no significant changes to our policies during 2020.

Financial Condition, Liquidity and Capital Resources

Our principal demands for funds are to make real estate investments, including investments in real estate-related securities and capital expenditures, for the payment of operating expenses and distributions, and for the payment of principal and interest on any indebtedness we incur. Generally, we expect to meet operating cash needs from our cash flows from operating activities, and we expect to fund our investments using proceeds from our public offerings, debt proceeds and proceeds from the sales of real estate investments. As described above under the heading “—NAV and Distributions,” we may be required to continue to fund distributions from sources other than cash flows from operations.

We expect that once we have fully invested the proceeds of our public offerings and other potential subsequent offerings, our debt financing, including our pro rata share of the debt financing of entities in which we invest, will be in the range of approximately 40% to 60% of the aggregate value of our real estate investments and other assets. Financing for acquisitions and investments may be obtained at the time an asset is acquired or an investment is made or at such later time as determined to be appropriate. In addition, debt financing may be used from time to time for property improvements, lease inducements, tenant improvements, purchase of real estate-related securities and other working capital needs, including the payment of distributions and redemptions. Our real estate-related securities portfolio may have embedded leverage, including through the use of reverse repurchase agreements and derivatives, including, but not limited to, total return swaps, securities lending arrangements and credit default swaps. Additionally, the amount of debt placed on an individual property or related to a particular investment, including our pro rata share of the amount of debt incurred by an individual entity in which we invest, may be less than 40% or more than 60% of the value of such property/investment or the value of the assets owned by such entity, depending on market conditions and other factors. Our aggregate borrowings, secured and unsecured, must be reasonable in relation to our net assets and must be reviewed by our board of directors at least quarterly. Further, our charter limits our borrowing to 300% of our net assets (which approximates 75% of the cost of our assets) unless any excess borrowing is approved by a majority of our independent directors and is disclosed to our stockholders in our next quarterly report along with justification for the excess. As of March 31, 2020 our portfolio was approximately 47% leveraged, based on the Estimated Values of our real estate investments owned as of that date, with a weighted average interest rate of 2.28%.

Notwithstanding the above, depending on market conditions and other factors, we may choose not to place debt on our portfolio or our assets and may choose not to borrow to finance our operations or to acquire properties. Any indebtedness we do incur will likely be subject to continuing covenants, and we will likely be required to make continuing representations and warranties about our company in connection with such debt. Moreover, some or all of our debt may be secured by some or all of our assets. If we default in the payment of interest or principal on any such debt, breach any representation or warranty in connection with any borrowing or violate any covenant in any loan document, our lender may accelerate the maturity of such debt requiring us to immediately repay all outstanding principal. If we are unable to make such payment, our lender could foreclose on our assets that are pledged as collateral to such lender. The lender could also sue us or force us into bankruptcy. Any such event would have a material adverse effect on the value of an investment in our common shares.

The Coronavirus pandemic did not have a material impact on our liquidity and capital resources for the three months ended March 31, 2020. We are still in the early stages of navigating the actual and potential long-term impacts the pandemic will have on our business. However, we have already begun to experience certain effects on our liquidity and capital resources, such as reduced rent collections at certain of our properties and a reduction of capital raised from the Offering. These conditions may continue to worsen as the pandemic continues. Fortunately, the Company’s liquidity position was bolstered by its recent sale of Bishop’s Square in April 2020. As a result of this sale, the Company has more than $125 million of cash on hand and significant undrawn capacity under its revolving credit facilities that it may use to fund cash needs, including shortages that may arise as a result of the Coronavirus pandemic or to make additional real estate investments. See Note 2 — Summary of Significant Accounting Policies for additional information.

The following discussions provide additional details regarding our cash flows.

Cash Flows from Operating Activities

Our real estate properties generate cash flows in the form of rental revenues, which are used to pay property-level operating expenses, leasing costs and interest payments. Additionally, we incur corporate level costs and fees such as general and administrative expenses, asset management fees, and the performance participation allocation as well as interest expense on our credit facilities with Hines and JPMorgan.

Net cash from operating activities for the three months ended March 31, 2020 increased by $3.6 million as compared to the same period in the prior year. Generally, net cash provided by operating activities increased as a result of the operations of our ten real estate investments acquired since March 31, 2019, as well as from a decrease in costs associated with leasing activities, including tenant inducement payouts, during the three months ended March 31, 2020 as compared to the same period in the prior year. However, the increase in net cash provided by operating activities was offset by the payment of the $7.7 million performance participation allocation related to 2019, which was paid to the Advisor in 2020, compared to the payment of the $6.0 million performance participation allocation during the same period in the prior year.

Cash Flows from Investing Activities

Net cash used in investing activities for the three months ended March 31, 2020 and 2019 were primarily due to the following:

Three months ended March 31, 2020

•	Payment of $133.9 million, primarily related to the acquisitions of two real estate investments during the three months ended March 31, 2020.

•	Capital expenditures of approximately $1.2 million at our real estate properties.

•
We received proceeds of $148.5 million from the sale of the Domain Apartments in January 2020 and Goodyear Crossing II in February 2020. We sold the Domain Apartments for a contract sales price of $80.1 million and we acquired the Domain Apartments in January 2016 for a net purchase price of $58.1 million. We sold Goodyear Crossing II for a contract sales price of $72.0 million and we acquired Goodyear Crossing II in August 2016 for a net purchase price of $56.2 million. Proceeds from these sales were used to pay off the secured debt outstanding on the two real estate investments in full as well as to fund the acquisitions of real estate investments made during the three months ended March 31, 2020.

•	Payments of $15.2 million to purchase real estate-related securities. We also received proceeds of $10.0 million from the sales of real estate-related securities.

Three months ended March 31, 2019

•
Payment of $45.5 million primarily related to the acquisition of Maintal Logistics. Maintal Logistics was acquired in December 2018, but funding for the acquisition was not required until the debt closed in February 2019.

•	Capital expenditures of approximately $0.6 million primarily related to development work at Bishop’s Square, which was completed in July 2019, and various capital improvements at our other properties.

•	Payments of $3.0 million to purchase real estate-related securities. We also received proceeds of $3.0 million from the sales of real estate-related securities.

Cash Flows from Financing Activities

Public Offerings

We raised gross proceeds of $105.7 million from our Follow-On Offering during the three months ended March 31, 2020, excluding proceeds from the distribution reinvestment plan. During the three months ended March 31, 2019 we had raised $59.5 million from our Follow-On Offering, excluding proceeds from the distribution reinvestment plan. In addition, during the three months ended March 31, 2020 and 2019, we redeemed $4.7 million and $3.6 million in shares of our common stock pursuant to our share redemption program, respectively.

In addition to the investing activities described previously, we have used proceeds from our public offerings to make certain payments to our Advisor, our Dealer Manager and Hines and their affiliates during the various phases of our organization and operation which include, without limitation, payments to our Dealer Manager for selling commissions, dealer manager fees, distribution and stockholder servicing fees and payments to our Advisor for reimbursement of organization and offering costs. During the three months ended March 31, 2020 and 2019, we made payments of $3.3 million and $2.0 million, respectively, for selling commissions, dealer manager fees and distribution and stockholder servicing fees related to our Follow-On Offering. The increase in selling commissions, dealer manager fees and distribution and stockholder servicing fees for the three months ended March 31, 2020 as compared to the same period in 2019 is due to the increase of capital raised since our restructuring and related modifications in our Follow-On Offering, which commenced in December 2017.

Until December 31, 2018, the Advisor advanced all of our organization and offering costs, consisting of issuer costs and certain underwriting costs (but excluding selling commissions, dealer manager fees and distribution and stockholder servicing fees) related to our public offerings, which totaled $9.0 million. In January 2019, we began reimbursing the Advisor in ratable amounts over 60 months for all such advanced expenses, as well as any organization and offering costs incurred subsequent to December 31, 2018, to the extent cumulative organization and offering costs paid by the Company do not exceed an amount equal to 2.5% of gross offering proceeds from our public offerings. The total reimbursement related to organization and offering costs, selling commissions, dealer manager fees and distribution and stockholder servicing fees may not exceed 15.0% of gross proceeds from our public offerings. For the three months ended March 31, 2020, we reimbursed the Advisor $1.7 million for organization and offering costs.

Distributions

In January 2018, we began and intend to continue to declare distributions as of monthly record dates and pay them on a monthly basis. With the authorization of our board of directors, we declared monthly distributions from January 2019 through May 2020 at a gross distribution rate of $0.05208 per month for each share class less any applicable distribution and stockholder servicing fees. Distributions are made on all classes of the Company’s common stock at the same time. All distributions were paid in cash or reinvested in shares of the Company’s common stock for those stockholders participating in our distribution reinvestment plan and have been or will be paid or issued, respectively, on the first business day following the completion of the month to which they relate. Distributions reinvested pursuant to our distribution reinvestment plan were or will be reinvested in shares of the same class as the shares on which the distributions are made. Some or all of the cash distributions may be paid from sources other than cash flows from operations. As described previously, the Coronavirus pandemic has had adverse effects on the operations of several of our real estate investments in recent months, which could affect our ability to maintain the current distribution rate.

Distributions paid to stockholders during the three months ended March 31, 2020 and 2019 were $11.9 million and $6.4 million, respectively, including those reinvested in shares pursuant to our distribution reinvestment plan. We have not generated and we may continue to be unable to generate sufficient cash flows from operations to fully fund distributions paid. Therefore, some or all of our distributions have been and may continue to be paid and during the offering phase, are likely to be paid at least partially from other sources, such as proceeds from the sales of assets, proceeds from our debt financings, proceeds from our public offerings, cash advances by our Advisor and/or cash resulting from a waiver or deferral of fees. We have not placed a cap on the amount of distributions that may be paid from any of these sources. For example, for the three months ended March 31, 2020 and March 31, 2019, we funded 100% and 100% of total distributions with cash flows from other sources such as cash flows from investing activities, respectively, which may include proceeds from the sale of real estate and/or cash flows from financing activities, which may include offering proceeds.

The following table outlines our total distributions declared to stockholders for each quarter during 2020 and 2019, including the breakout between the distributions declared in cash and those reinvested pursuant to our distribution reinvestment plan (in thousands, except percentages).

	Stockholders			Distributions Paid With Cash Flows From Operating Activities (1)
Distributions for the Three Months Ended	Cash Distributions	Distributions Reinvested	Total Declared
2020
March 31, 2020	$5,669	$6,732	$12,401	$—	—%
Total	$5,669	$6,732	$12,401	$—	—%
2019
December 31, 2019	$4,992	$6,092	$11,084	$11,087	100%
September 30, 2019	4,383	5,325	9,708	9,711	100%
June 30, 2019	3,647	4,415	8,062	—	—%
March 31, 2019	3,090	3,614	6,704	—	—%
Total	$16,112	$19,446	$35,558	$20,798	58%

(1)	Includes distributions paid to noncontrolling interests.

Debt Financings

As mentioned above under “—Financial Condition, Liquidity and Capital Resources,” our portfolio was approximately 47% leveraged as of March 31, 2020 (based on the Estimated Values). Our total loan principal outstanding had a weighted average interest rate of 2.28% as of March 31, 2020. Below is additional information regarding our loan activity for the three months ended March 31, 2020 and 2019. See “Note 4 — Debt Financing” for additional information regarding our outstanding debt and our interest rate exposure.

Three months ended March 31, 2020

•
We made draws of approximately $59.0 million and no payments on the Revolving Credit Facility with JPMorgan during the three months ended March 31, 2020, resulting in an outstanding balance of $163.0 million as of March 31, 2020. We primarily used these proceeds to provide cash for the acquisitions of real estate investments during the three months ended March 31, 2020.

•
We made payments of $64.5 million on notes payable to pay off the outstanding balances of our secured debt relating to the Domain Apartments, which was sold in January 2020, and Goodyear Crossing II, which was sold in February 2020, using the proceeds from the sales of the properties.

•
We made no draws under the Hines Credit Facility during the three months ended March 31, 2020, and made payments of $64.0 million on this facility. We had an outstanding balance of $11.0 million under the Hines Credit Facility as of March 31, 2020.

Three months ended March 31, 2019

•
We entered into $26.7 million of permanent mortgage financing related to the acquisition of Maintal Logistics, which was acquired on December 31, 2018. Funding for the acquisition was not required until the loan closed in February 2019.

•
We borrowed $14.0 million under the Hines Credit Facility primarily to provide cash for the acquisition of Maintal Logistics and made payments of $37.5 million on this facility. We had an outstanding balance of $31.5 million under this facility as of March 31, 2019.

Results of Operations

Three months ended March 31, 2020 compared to the three months ended March 31, 2019

The table below includes information regarding changes in our results of operations for the three months ended March 31, 2020 compared to the three months ended March 31, 2019, including explanations for significant changes and any significant or unusual activity. The Coronavirus pandemic did not have a material effect on our results of operations for the three months ended March 31, 2020. However, we can provide no assurances as to its impact in future periods. As described more completely below, most amounts increased in 2020 compared to 2019 as a result of significant additional capital raised and invested in real estate. All amounts are in thousands, except for percentages:

	Three Months Ended March 31,		Change
	2020	2019	$	%
Revenues:
Rental revenue	$33,119	$21,451	$11,668	54%
Other revenue	726	287	439	153%
Total revenues	33,845	21,738	12,107	56%
Expenses:
Property operating expenses	8,074	5,536	2,538	46%
Real property taxes	3,482	2,597	885	34%
Property management fees	1,357	703	654	93%
Depreciation and amortization	16,229	9,328	6,901	74%
Acquisition related expenses	17	4	13	325%
Asset management and acquisition fees	2,791	1,487	1,304	88%
Performance participation allocation	—	1,120	(1,120)	(100)%
General and administrative expenses	1,038	847	191	23%
Total expenses	32,988	21,622	11,366	53%
Other income (expenses):
Gain (loss) on derivative instruments	6,956	(1,110)	8,066	N/A*
Gain (loss) on investments in real estate-related securities	(7,737)	1,166	(8,903)	N/A*
Gain on sale of real estate	49,644	—	49,644	N/A*
Foreign currency gains (losses)	(2,519)	(69)	(2,450)	N/A*
Interest expense	(5,932)	(4,197)	(1,735)	(41)%
Interest and other income	551	124	427	344%
Income (loss) before benefit (provision) for income taxes	41,820	(3,970)	45,790	N/A*
Benefit (provision) for income taxes	(68)	(29)	(39)	134%
Net income (loss)	41,752	(3,999)	45,751	N/A*

* Not a meaningful percentage
Total revenues: The increase in total revenue is primarily due to the additional real estate investments acquired since March 31, 2019. We acquired ten real estate investments since March 31, 2019 and had a portfolio of eighteen real estate investments as of March 31, 2020 that contained 8.7 million leasable square feet, of which 94% was leased. Total revenues increased $0.3 million related to our same-store properties. Please refer to our “Same Store Analysis” below for additional discussion on the results of operations of our portfolio.
Property operating expenses: The increase in property operating expenses is primarily due to our significant acquisition activity since March 31, 2019. Property operating expenses decreased $0.4 million related to our same-store properties. Please refer to our “Same Store Analysis” below for additional discussion on the results of operations of our portfolio.
Real property taxes: The increase in real property taxes is primarily due to our significant acquisition activity since March 31, 2019. Real property taxes increased $43,799 related to our same-store properties. Please refer to our “Same Store Analysis” below for additional discussion on the results of operations of our portfolio.

Property management fees: The increase in property management fees is primarily due to our significant acquisition activity since March 31, 2019. Property management fees increased $0.1 million related to our same-store properties. Please refer to our “Same Store Analysis” below for additional discussion on the results of operations of our portfolio.
Depreciation and amortization: The increase in depreciation and amortization expense is primarily due to the additional real estate investments acquired since March 31, 2019, as previously described.
Asset management fees: Asset management fees are charged based on the aggregate valuation of our real estate investments, as most recently determined in connection with the determination of our NAV. The increase in these fees is primarily due to the additional real estate investments made since March 31, 2019.
Performance participation allocation: The decrease in performance participation allocation is a result of it not being earned by the Advisor for the three months ended March 31, 2020 due to a decline in our NAV per share throughout the period. Please see Item 2 — Management’s Discussion and Analysis—NAV and Distributions for additional information concerning the change in NAV per share.
General and administrative expenses: General and administrative expenses increased primarily due to increased legal costs and shareholder costs. We generally expect our general and administrative expenses to continue to increase as we continue raising capital from our Follow-On Offering.
Gain (loss) on derivative instruments: We enter into interest rate hedging instruments in order to limit our exposure against the variability of future interest rates on our variable interest rate borrowings as well as foreign currency forward contracts as economic hedges against the variability of foreign exchange rates. During the three months ended March 31, 2020, gains were primarily related to the position of our foreign currency forward contracts.
Gain (loss) on investments in real estate-related securities: We hold investments in real estate-related securities which consist of common equities, preferred equities and debt investments of publicly traded REITs.  These amounts include realized gains (losses) related to securities sold during the year and unrealized gains (losses) based on values determined on a recurring basis. The loss on securities during the three months ended March 31, 2020 is primarily due to $7.4 million of unrealized losses on the portfolio resulting from market reaction to the Coronavirus pandemic. For information about the valuation of our investments in real estate-related securities, see Note 8—Fair Value Measurements in the notes to the accompanying financial statements.
Gain on sale of real estate: We acquired the Domain Apartments in January 2016 for a contract purchase price of $58.1 million and we sold the Domain Apartments for a contract sales price of $80.1 million on January 7, 2020 and we recognized a gain of $29.5 million related to this sale. Additionally, we acquired Goodyear Crossing II in August 2016 for a contract purchase price of $56.2 million and we sold Goodyear Crossing II for a contract sales price of $72.0 million on February 14, 2020 and we recognized a gain of $20.2 million related to this sale. We had no property dispositions during the three months ended March 31, 2019. Subsequent to March 31, 2020, we sold Bishop’s Square, which is not reflected in our results of operations for the three months ended March 31, 2020.
Foreign currency gains (losses): Foreign currency gains (losses) primarily reflects the effect of changes in foreign currency exchange rates on transactions that were denominated in currencies other than U.S. dollars. During the three months ended March 31, 2020 and 2019, these losses were primarily related to the effect of remeasuring cash held in foreign currencies into U.S. dollars and the changes in exchange rates.
Interest expense: Interest expense increased due to an increase in our principal amount of indebtedness outstanding during the period resulting from additional real estate investments acquired since March 31, 2019.
Interest and other income: Primarily relates to interest and dividend income associated with our investments in real estate-related securities. The increase in interest and dividend income earned during the three months ended March 31, 2020 compared to 2019 is due to our continued investing in real estate-related securities since March 31, 2019.
Benefit (provision) for income taxes: Provision for income taxes changed from a $29,000 provision for the three months ended March 31, 2019 to a $0.1 million provision for the three months ended March 31, 2020 as a result of changes in our deferred tax assets and liabilities related to book / tax timing differences at our international subsidiaries.

Same Store Analysis

We evaluate our consolidated results of operations on a same-store basis, which allows us to analyze our property operating results excluding the effects of acquisitions and dispositions during the periods under comparison. Properties in our portfolio are considered same-store if they were owned for the full periods presented. Same-store properties for the three months ended March 31, 2020 includes eight properties that were 95% leased as of March 31, 2020 compared to 94% leased as of March 31, 2019. The tables below include additional information regarding the operating results of our same-store properties for the current period as compared to the same period in the prior year.

The following table presents the same-store revenues for the three months ended March 31, 2020, as compared to the three months ended March 31, 2019, by reportable segment. Revenues increased by 56% primarily as a result of 10 additional property acquisitions made during 2019 and 2020 as offset by the dispositions of two properties in 2020. See below for additional explanations of notable changes in same-store revenues.

	Three Months Ended March 31,		Change
	2020	2019	$		%
Revenues
Same-store properties
Domestic office investments	$3,936	$4,209	$(273)	(1)	(6)%
Domestic residential/living investments	1,482	1,479	3		—%
Domestic retail investments	4,693	4,950	(257)		(5)%
International office investments	2,514	1,930	584	(2)	30%
International industrial investments	4,802	4,753	49		1%
International residential/living investments	2,248	2,077	171		8%
Total same-store properties	$19,675	$19,398	$277		1%
Recent acquisitions	13,552	—	13,552		N/A*
Disposed properties	618	2,340	(1,722)		(74)%
Total revenues	$33,845	$21,738	$12,107		56%

(1)	The decrease is primarily due to a $264,000 decline in rental revenue from tenant vacancies and one tenant reducing their leased space. The property was 94% leased as of March 31, 2020.

(2)
Our international office investments segment consists of one property, Bishop’s Square. We completed a significant redevelopment at Bishop’s Square during 2019. The increase in revenue is due to the completion of the redevelopment and re-leasing of the property. Bishop’s Square had a weighted average occupancy of 99% for the three months ended March 31, 2020 compared to 75% for the three months ended March 31, 2019. Subsequent to March 31, 2020, we sold Bishop’s Square. See Note 12—Subsequent Events for additional information regarding the disposition of Bishop’s Square.

The following table presents the property operating expenses for the three months ended March 31, 2020, as compared to the three months ended March 31, 2019, by reportable segment. Property operating expenses increased by 46% primarily as a result of 10 additional property acquisitions made during 2019 and 2020 as offset by the dispositions of two properties in 2020. See below for additional explanations of notable changes in same-store property operating expenses.

	Three Months Ended March 31,		Change
	2020	2019	$		%
Property operating expenses(1)
Same-store properties
Domestic office investments	$1,366	$1,313	$53		4%
Domestic residential/living investments	997	885	112	(2)	13%
Domestic retail investments	2,062	2,138	(76)		(4)%
International office investments	551	983	(432)	(3)	(44)%
International industrial investments	2,141	2,175	(34)		(2)%
International residential/living investments	674	553	121	(2)	22%
Total same-store properties	$7,791	$8,047	$(256)		(3)%
Recent acquisitions	4,871	—	4,871		N/A*
Disposed properties	251	789	(538)		(68)%
Total property operating expenses	$12,913	$8,836	$4,077		46%

(1)	Property operating expenses include property operating expenses, real property taxes and property management fees.

(2)	The increase in property operating expenses is due to one time costs incurred at certain properties that are individually immaterial and not indicative of a trend.

(3)
Our international office investments segment consists of one property, Bishop’s Square. The decrease in property operating expenses is primarily due to higher repairs and maintenance charges recorded during 2019. Subsequent to March 31, 2020, we sold Bishop’s Square. See Note 12—Subsequent Events for additional information regarding the disposition of Bishop’s Square.

The following table presents revenues in excess of property operating expenses for the three months ended March 31, 2020, as compared to the three months ended March 31, 2019, by reportable segment. In total, revenues in excess of property operating expenses of the same-store properties increased 5% for the three months ended March 31, 2020 as compared to the three months ended March 31, 2019. Excluding leases in our residential/living segments, most of our leases are net leases, which provide for the recovery of most operating expenses, property taxes and management fees at our properties. As a result, we believe it is beneficial to present our same-store results on a net basis, as shown below. For the details of our same-store operating results on the basis of total revenues and total property operating expenses, please refer to our analysis above. All amounts below are in thousands, except for percentages:

	Three Months Ended March 31,		Change
	2020	2019	$		%
Revenues in excess of property operating expenses(1)
Same-store properties
Domestic office investments	$2,570	$2,896	$(326)	(2)	(11)%
Domestic residential/living investments	485	594	(109)	(2)	(18)%
Domestic retail investments	2,631	2,812	(181)		(6)%
International office investments	1,963	947	1,016	(2)	107%
International industrial investments	2,661	2,578	83		3%
International residential/living investments	1,574	1,524	50	(2)	3%
Total same-store properties	$11,884	$11,351	$533		5%
Recent acquisitions	8,681	—	8,681		N/A*
Disposed properties	367	1,551	(1,184)		(76)%
Total revenues in excess of property operating expenses	$20,932	$12,902	$8,030		62%
* Not a meaningful percentage

(1)	Revenues in excess of property operating expenses include total revenues less property operating expenses, real property taxes and property management fees.

(2)	Please refer to the tables above for explanations regarding these changes.

Funds from Operations

We believe funds from operations (“FFO”) is a meaningful supplemental non-GAAP operating metric. FFO is a non-GAAP financial performance measure defined by the National Association of Real Estate Investment Trusts (“NAREIT”) and is widely recognized by investors and analysts as one measure of operating performance of a real estate company. FFO excludes items such as real estate depreciation and amortization. Depreciation and amortization, as applied in accordance with GAAP, implicitly assumes that the value of real estate assets diminishes predictably over time and also assumes that such assets are adequately maintained and renovated as required in order to maintain their value. Since real estate values have historically risen or fallen with market conditions such as occupancy rates, rental rates, inflation, interest rates, the business cycle, unemployment and consumer spending, it is management’s view, and we believe the view of many industry investors and analysts, that the presentation of operating results for real estate companies using historical cost accounting alone is insufficient. In addition, FFO excludes gains and losses from the sale of real estate and impairment charges related to depreciable real estate assets and in-substance real estate equity investments, which we believe provides management and investors with a helpful additional measure of the historical performance of our real estate portfolio, as it allows for comparisons, year to year, that reflect the impact on operations from trends in items such as occupancy rates, rental rates, operating costs, general and administrative expenses and interest costs. A property will be evaluated for impairment if events or circumstances indicate that the carrying amount may not be recoverable (i.e. the carrying amount exceeds the total estimated undiscounted future cash flows from the property). Undiscounted future cash flows are based on anticipated operating performance, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows. While impairment charges are excluded from the calculation of FFO as described above, stockholders are cautioned that we may not recover any impairment charges.

FFO should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating our operating performance. In addition, FFO should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance or as an alternative to cash flows from operating activities as an indication of our liquidity, but rather should be reviewed in conjunction with these and other GAAP measurements. Further, FFO is not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. Please see the limitations listed below associated with the use of FFO:

•
Prior to January 1, 2018, FFO included costs related to our acquisitions, including acquisition fees payable to our Advisor. Although these amounts reduced net income for periods prior to January 1, 2018, we generally funded such costs with proceeds from our public offerings and/or acquisition-related indebtedness and did not consider these fees and expenses in the evaluation of our operating performance. In January 2018, we adopted ASU 2017-01 which clarified the definition of a business and added guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. We expect that most of our real estate transactions completed after that date will be accounted for using the asset acquisition guidance and, accordingly, the related acquisition-related expenses incurred will be capitalized and included in the allocated purchase price and will not be expensed. Prior to ASU 2017-01, real estate acquisitions were generally considered business combinations and the acquisition-related expenses and acquisition fees were treated as operating expenses under GAAP. Additionally, effective as of December 6, 2017, we no longer pay acquisition fees to our Advisor.

•	We utilize the definition of FFO as set forth by NAREIT. Our FFO may not be comparable to amounts calculated by other REITs, if they use different approaches.

•
Our business is subject to volatility in the real estate markets and general economic conditions, and adverse changes in those conditions could have a material adverse impact on our business, results of operations and FFO. Accordingly, the predictive nature of FFO is uncertain and past performance may not be indicative of future results.

Neither the SEC, NAREIT nor any regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO. In the future, the SEC, NAREIT or a regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust our calculation and characterization of FFO.

The following section presents our calculation of FFO attributable to common stockholders and provides additional information related to our operations for the three months ended March 31, 2020 and 2019 and the period from inception through March 31, 2020 (in thousands, except per share amounts). As we are in the capital raising and acquisition phase of our operations, FFO may not be useful in comparing operations for the periods presented below. We expect revenues and expenses to increase in future periods as we raise additional offering proceeds and use them to make additional real estate investments.

	Three Months Ended March 31,		Period from July 31, 2013 (date of inception) through March 31, 2020
	2020	2019
Net income (loss)	$41,752	$(3,999)	$(14,168)
Depreciation and amortization (1)	16,229	9,328	144,215
Gain on sale of real estate	(49,644)	—	(64,135)
Adjustments for noncontrolling interests (2)	—	(15)	117
Funds From Operations attributable to common stockholders	$8,337	$5,314	$66,029
Basic and diluted income (loss) per common share	$0.47	$(0.09)	$(0.50)
Funds From Operations attributable to common stockholders per common share	$0.09	$0.11	$2.35
Weighted average shares outstanding	88,256	47,038	28,118

Notes to the table:

(1)
Represents the depreciation and amortization of real estate assets.  Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that such depreciation and amortization may be of limited relevance in evaluating current operating performance and, as such, these items are excluded from our determination of FFO.

(2)	Includes income attributable to noncontrolling interests and all adjustments to eliminate the noncontrolling interests’ share of the adjustments to convert our net loss to FFO.

Set forth below is additional information, which may be helpful in assessing our operating results:

•
For the three months ended March 31, 2020 and 2019, the Dealer Manager earned distribution and stockholder servicing fees of $1.4 million and $0.6 million, respectively, which are paid by Hines Global. Total distribution and stockholder servicing fees earned by the Dealer Manager from inception through March 31, 2020 were $9.3 million.

•
As of December 6, 2017, through its ownership of the special limited partner interest in the Operating Partnership, our Advisor is entitled to an annual performance participation allocation of 12.5% of the Operating Partnership’s total return subject to the Company earning a 5% total return annually, after considering the effect of any losses carried forward from the prior year. The performance participation allocation accrues monthly and is payable after the completion of each calendar year. We do not consider the performance participation allocation in evaluating our operating performance. For the three months ended March 31, 2020 and 2019, we incurred $0 and $1.1 million in performance participation allocation fees, respectively. Total performance participation allocation fees incurred were $13.9 million from inception through March 31, 2020. Refer to “Note 7—Related Party Transactions” for more information on the performance participation allocation.

•
For the three months ended March 31, 2020 and 2019, we recorded adjustments primarily related to amortization of out-of-market lease intangibles and lease incentives and straight-line rent adjustments, which resulted in a net increase to rental revenue of $1.0 million and $2.2 million, respectively. Total of such adjustments from inception through March 31, 2020 were $12.8 million.

•
We recorded non-cash adjustments related to derivative instruments, foreign currencies and unrealized gains/losses on real estate-related securities, which reduced net income by approximately $2.8 million and $1.2 million for the three months ended March 31, 2020 and 2019, respectively. Total of such non-cash adjustments from inception through March 31, 2020 were $5.5 million.

As noted previously, our cash flows from operations have been and may continue to be insufficient to fund distributions to stockholders. We may continue to choose to use proceeds from the sales of assets, proceeds from our debt financings, proceeds from our public offerings, cash advances by our Advisor and/or cash resulting from a waiver or deferral of fees to fund distributions to our stockholders. For example, we funded 100% and 100% of total distributions for the three months ended March 31, 2020 and 2019, with cash flows from other sources, such as cash flows from investing activities, which may include proceeds from the sale of real estate and/or cash flows from financing activities, which may include offering proceeds. We have not placed a cap on the amount of our distributions that may be paid from sources other than cash flows from operations, including proceeds from our debt financings, proceeds from our public offerings, cash advances by our Advisor and cash resulting from a waiver or deferral of fees.
From inception through March 31, 2020, we declared $103.4 million of distributions to our stockholders, compared to our total aggregate FFO of $66.0 million and our total aggregate net loss of $14.2 million for that period. We incurred acquisition fees and expenses of $23.3 million from inception through December 31, 2017 in connection with our real estate investments, which were recorded as reductions to net income (loss) and FFO. We adopted ASU 2017-01 on January 1, 2018, which allows us to capitalize acquisition-related costs and fees instead of treating them as operating expenses under GAAP. For the three months ended March 31, 2020, we declared $12.4 million of distributions to our stockholders compared to our total aggregate FFO of $8.3 million. For the three months ended March 31, 2019, we declared $6.7 million of distributions to our stockholders compared to our total aggregate FFO of $5.3 million.

Related Party Transactions and Agreements

We have entered into agreements with our Advisor, our Dealer Manager and Hines and its affiliates, whereby we pay certain fees and reimbursements to these entities during the various phases of our organization and operation. Relating to organization and offering stage, these include payments to our Dealer Manager for selling commissions, the dealer manager fee, distribution and stockholder servicing fees, and payments to our Advisor for reimbursement of organization and offering costs. Relating to acquisition and operational stages, these include payments for certain services related to the management and performance of our investments and operations provided to us by our Advisor and Hines and its affiliates pursuant to various agreements we have entered into with these entities. See Note 7 — Related Party Transactions in Item 1 of this Quarterly Report on Form 10-Q, as well as Note 8 — Related Party Transactions in our Annual Report on Form 10-K for the year ended December 31, 2019 for additional information concerning our related party transactions and agreements.

Off-Balance Sheet Arrangements

As of March 31, 2020 and December 31, 2019, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Subsequent Events

Bishop’s Square

In April 2020, we sold Bishop’s Square, a Class A office property located in Dublin, Ireland. The contract sales price for Bishop’s Square was approximately €181.6 million (approximately $198.0 million assuming a rate of $1.09 per EUR as of the date of transaction), exclusive of transaction costs and closing prorations. The purchaser is not affiliated with us or our affiliates. We acquired Bishop’s Square in March 2015 for €92.0 million, (approximately $103.5 million assuming a rate of $1.13 per EUR as of the acquisition date), exclusive of transaction costs and closing prorations. We completed a major redevelopment project at Bishop’s Square in July 2019 which was commenced during October 2017 and consisted of approximately €16.3 million (approximately $17.9 million assuming a rate of $1.10 per EUR as of March 31, 2020) in capital expenditures.

Impact of Coronavirus Pandemic

See Note 2 — Summary of Significant Accounting Policies — Coronavirus Outbreak in the Notes to the Condensed Consolidated Financial Statements for information concerning the impact of the Coronavirus pandemic on our business, portfolio and operations.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market-sensitive instruments. In pursuing our business plan, we believe that interest rate risk and currency risk are the primary market risks to which we are exposed. As of March 31, 2020, we were exposed to the following market risks.

Interest Rate Risk

We are exposed to the effects of interest rate changes primarily as a result of debt used to maintain liquidity and fund expansion of our real estate investment portfolio and operations. As of March 31, 2020, we had $583 million of variable-rate debt outstanding. If interest rates were to increase by 1% and everything else remained the same, we would incur an additional $6 million in interest expense annually. Additionally, we have entered into interest rate cap agreements to limit our exposure to rising interest rates related to our mortgage loans secured by our investment properties. See Note 4 — Debt Financing in the Notes to the Condensed Consolidated Financial Statements for more information concerning our outstanding debt and our interest rate exposure.

Foreign Currency Risk

We currently have real estate investments located in countries outside of the U.S. that are subject to the effects of exchange rate movements between the foreign currency of each real estate investment and the U.S. dollar, which may affect future costs and cash flows as well as amounts translated into U.S. dollars for inclusion in our consolidated financial statements. We have entered into mortgage loans denominated in foreign currencies for these investments, which provide natural hedges with regard to changes in exchange rates between the foreign currencies and U.S. dollar and reduce our exposure to exchange rate differences. Additionally, we are typically a net receiver of these foreign currencies, and, as a result, our foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar. The table below identifies the effect that a 10% immediate, unfavorable change in the exchange rates would have on the net book value of our international real estate investments, including any foreign currency mortgage loans and their year-to-date net income (loss), by foreign currency (in thousands)(1):

	Reduction in Book Value as of March 31, 2020	Reduction in Net Income (Loss) for the Three Months Ended March 31, 2020
EUR	$15,897	$86
GBP	$5,734	$58

(1) Our real estate assets in Poland were purchased in Euros and we expect that when we dispose of these assets, the sale transactions will also be denominated in Euros. Accordingly, we do not expect to have Polish zloty exposure upon disposition.

Item 4.  Controls and Procedures

Disclosure Controls and Procedures

In accordance with Exchange Act Rules 13a-15 and 15d-15, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2020, to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Change in Internal Controls

There have not been any changes in our internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934, as amended) during the quarter ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting to date as a result of most of the employees of Hines and its affiliates working remotely due to the Coronavirus pandemic. We are continually monitoring and assessing the Coronavirus pandemic on our internal controls to minimize the impact to their design and operating effectiveness.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings

From time to time in the ordinary course of business, we or our subsidiaries may become subject to legal proceedings, claims or disputes. As of May 15, 2020, neither we nor any of our subsidiaries were a party to any material pending legal proceedings.

Item 1A.  Risk Factors

As of March 31, 2020, except as set forth below, there have been no material changes to the risk factors previously disclosed in response to “Part I - Item 1A. ‘Risk Factors’” in our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 30, 2020.

Legislative or regulatory action could adversely affect us and/or our investors.

In recent years, numerous legislative, judicial and administrative changes have been made to the U.S. federal income tax laws applicable to investments in real estate and REITs, including the passage of the Tax Cuts and Jobs Act of 2017. Federal legislation intended to ameliorate the economic impact of the Coronavirus pandemic, the Coronavirus Aid, Relief and Economic Security Act, or the CARES Act, has been enacted that makes technical corrections to, or modifies on a temporary basis, certain of the provisions of the Tax Cut and Jobs Act of 2017, and it is possible that additional such legislation may be enacted in the future. The full impact of the Tax Cuts and Jobs Act of 2017 and the CARES Act may not become evident for some period of time. In addition, there can be no assurance that future changes to the U.S. federal income tax laws or regulatory changes will not be proposed or enacted that could impact our business and financial results. The REIT rules are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department, which may result in revisions to regulations and interpretations in addition to statutory changes. If enacted, certain of such changes could have an adverse impact on our business and financial results. We cannot predict whether, when or to what extent any new U.S. federal tax laws, regulations, interpretations or rulings will impact the real estate investment industry or REITs.

Although REITs generally receive better tax treatment than entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a regular corporation. As a result, our charter provides our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a regular corporation, without your vote or the vote of our other stockholders.

We urge you to consult with your own tax advisor with respect to the status of the Tax Act and other legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our common stock.

Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds

During the three months ended March 31, 2020, we did not sell or issue any equity securities that were not registered under the Securities Act of 1933, as amended.

Issuer Redemptions of Equity Securities

Our share redemption program may allow stockholders who have purchased shares from us or received their shares through a non-cash transaction, not in the secondary market, to have their shares redeemed subject to certain limitations and restrictions. Redemptions under our share redemption program will be made on a monthly basis. Subject to the limitations of and restrictions on our share redemption program, and subject to funds being available as described below, shares redeemed under our share redemption program will be redeemed at the transaction price in effect on the date of redemption, which generally will be a price equal to the NAV per share applicable to the class of shares being redeemed and most recently disclosed by us in a public filing with the SEC (subject to the 5% holding discount described below).
Under our share redemption program, we may redeem during any calendar month shares whose aggregate value (based on the redemption price per share in effect when the redemption is effected) is 2% of our aggregate NAV as of the last calendar day of the previous month (the “2% Monthly Limitation”) and during any calendar quarter whose aggregate value (based on the redemption price per share in effect when the redemption is effected) is up to 5% of our aggregate NAV as of the last calendar day of the prior calendar quarter (the “5% Quarterly Limitation”). During a given quarter, if in each of the first two months of such quarter the 2% Monthly Limitation is reached and stockholders’ redemptions are reduced pro rata for such months, then in the third and final month of that quarter, the applicable limit for such month will likely be less than 2% of our aggregate NAV as of the last calendar day of the previous month because the redemptions for that month, combined with the redemptions in the previous two months, cannot exceed the 5% Quarterly Limitation.
There is no minimum holding period for shares under our share redemption program and stockholders may request that we redeem their shares at any time. However, shares that have not been outstanding for at least one year will be redeemed at 95% of the transaction price (the “5% holding discount”) that would otherwise apply; provided, that, the period that a share was held prior to being converted into a share of another class pursuant to our charter will count toward the total hold period for such share, as converted. Upon request, we may waive the 5% holding discount in the case of death or disability of a stockholder. The 5% holding discount also will be waived with respect to shares issued pursuant to our distribution reinvestment plan and any shares that we issue as stock dividends.
Unless our board of directors determines otherwise, we intend to fund redemptions pursuant to our share redemption program from any available cash sources at our disposal, including available cash, cash flow from operations, the sale of real estate-related securities and other assets, borrowings or offering proceeds, without any limitation on the amounts we may pay from such sources. If during any consecutive 24-month period, we do not have at least one month in which we fully satisfy 100% of properly submitted redemption requests or accept all properly submitted tenders in a self-tender offer for our shares, we will not make any new investments (excluding short-term cash management investments under 30 days in duration) and we will use all available investable assets to satisfy redemption requests (subject to the limitations under this program) until all outstanding redemption requests, or “Unfulfilled Redemptions,” have been satisfied. For purposes of this policy, investable assets include net proceeds from new subscription agreements, unrestricted cash, working capital, proceeds from marketable securities, proceeds from our distribution reinvestment plan, and net operating cash flows. Notwithstanding this policy, investable assets may be used at any time to fund any of our operating cash needs (as well as to establish reserves to meet such needs), including, without limitation, the following: property operating expenses, taxes and insurance, debt service and repayment or refinancing of debt, debt financing expenses, funding commitments related to real estate, including without limitation, commitments to acquire new real estate investments (provided such commitments were made at least twelve (12) months prior to the end of such 24-consecutive-month period), obligations imposed by law, courts, or arbitration, necessary capital improvements, lease-related expenditures, customary general and administrative expenses, asset management fees and other fees payable to our Advisor as described in the prospectus, or shareholder distributions. Our Advisor also will defer payment of the performance participation allocation until all Unfulfilled Redemptions are satisfied. Furthermore, our board of directors and management will consider additional ways to improve shareholder liquidity through our share redemption program or otherwise. Exceptions to the limitations of this paragraph may be made to complete like-kind exchanges under Section 1031 of the Code necessary to avoid adverse tax consequences, or to take actions necessary to maintain our qualification as a REIT under the Code.
Our board of directors has complete discretion to determine whether all available cash sources at our disposal will be applied to redemptions pursuant to the program, whether such funds are needed for other purposes or whether additional funds from other sources may be used for redemptions pursuant to the program.
If redemption requests, in the business judgment of our board of directors, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on stockholders whose shares are not redeemed, then our board of directors may terminate, suspend or amend the share redemption program at any time without stockholder approval, if it deems such action to be in the best interest of our stockholders. Further, our share redemption program will be terminated in the event that our shares ever become listed on a national securities exchange or in the event a secondary market for our common shares develops. In addition, our board of directors may determine to suspend the share redemption program due to regulatory changes, changes in law or if our board of directors becomes aware of undisclosed material information that it believes should be publicly disclosed before shares are redeemed. Material modifications, including any reduction to the monthly or quarterly limitations on redemptions, and suspensions of the program will be promptly disclosed to stockholders in a prospectus supplement (or post-effective amendment if required by the Securities Act) or current report on Form 8-K filed with the SEC. Any material modifications will also be disclosed on our website.
Any new transaction price may be higher or lower than the most recently disclosed transaction price. The transaction price is not a representation, warranty or guarantee that (i) a stockholder would be able to realize such per share amount if such stockholder attempts to sell his or her shares; (ii) a stockholder would ultimately realize distributions per share equal to such per share amount upon our liquidation or sale; (iii) shares of our common stock would trade at such per share amount on a national securities exchange; or (iv) a third party would offer such per share amount in an arm’s-length transaction to purchase all or substantially all of our shares of common stock.

The following table lists shares we redeemed under our share redemption program during the period covered by this report, including the average price paid per share, which represents all of the share repurchase requests received for the same period.

Period	Total Number of Shares Redeemed	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans of Programs	Maximum Number of Shares that May Yet be Redeemed Under the Plans or Programs(1)
January 1, 2020 to January 31, 2020	165,978	$10.18	165,978	1,487,577
February 1, 2020 to February 28, 2020	129,727	$10.31	129,727	1,578,457
March 1, 2020 to March 31, 2020	167,551	$10.29	167,551	1,751,650
Total	463,256		463,256

(1)
Amount provided represents the 2% Monthly Limitation which can be further limited by the 5% Quarterly Limitation. See the description of the share redemption program above for a description of the limitations on the number of shares that may be redeemed pursuant to the share redemption program.

Item 3. Defaults Upon Senior Securities

Not applicable.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

Not applicable.

Item 6. Exhibits

Exhibit No.	Description
3.1
Articles of Amendment and Restatement of Hines Global Income Trust, Inc. (formerly known as Hines Global REIT II, Inc.) (filed as Exhibit 3.1 to Pre- Effective Amendment No. 5 to the Registrant’s Registration Statement on Form S-11, File No. 333-191106 (the “IPO Registration Statement”) on August 15, 2014 and incorporated by reference herein)

3.2
Articles Supplementary of Hines Global Income Trust, Inc. (formerly known as Hines Global REIT II, Inc.) (filed as Exhibit 3.1 to Post-Effective Amendment No. 1 to the IPO Registration Statement on December 12, 2014 and incorporated by reference herein)

3.3
Articles Supplementary of Hines Global Income Trust, Inc. (formerly known as Hines Global REIT II, Inc.) (filed as Exhibit 3.1 to Post-Effective Amendment No. 6 to the IPO Registration Statement on August 12, 2015 and incorporated by reference herein)

3.4
Articles Supplementary of Hines Global Income Trust, Inc. (formerly known as Hines Global REIT II, Inc.) (filed as Exhibit 3.1 to Post-Effective Amendment No. 12 to the IPO Registration Statement on April 28, 2017 and incorporated by reference herein)

3.5
Articles of Amendment to Articles of Amendment and Restatement of Hines Global Income Trust, Inc. (formerly known as Hines Global REIT II, Inc.) (filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K on October 16, 2017 and incorporated by reference herein)

3.6
Articles of Amendment to Articles of Amendment and Restatement of Hines Global Income Trust, Inc. (formerly known as Hines Global REIT II, Inc.) (filed as Exhibit 3.5 to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-11. File No. 333-220046 (the “Follow-On Registration Statement”) on December 1, 2017 and incorporated by reference herein)

3.7
Articles Supplementary of Hines Global Income Trust, Inc. (formerly known as Hines Global REIT II, Inc.) (filed as Exhibit 3.6 to Pre-Effective Amendment No. 1 to the Follow-On Registration Statement on December 1, 2017 and incorporated by reference herein)

3.8
Articles of Amendment to Articles of Amendment and Restatement of Hines Global Income Trust, Inc. (formerly known as Hines Global REIT II, Inc.) (filed as Exhibit 3.7 to Pre-Effective Amendment No. 1 to the Follow-On Registration Statement on December 1, 2017 and incorporated by reference herein)

3.9
Amended and Restated Bylaws of Hines Global Income Trust, Inc. (formerly known as Hines Global REIT II, Inc.) (filed as Exhibit 3.2 to Pre-Effective Amendment No. 5 to the IPO Registration Statement on August 15, 2014 and incorporated by reference herein)

3.10
Amendment No. 1 to Amended and Restated Bylaws of Hines Global Income Trust, Inc. (formerly known as Hines Global REIT II, Inc.), dated September 23, 2015 (filed as Exhibit 3.5 to Post-Effective Amendment No. 7 to the IPO Registration Statement on November 17, 2015 and incorporated by reference herein)

3.11
Amendment No. 2 to Amended and Restated Bylaws of Hines Global Income Trust, Inc. (formerly known as Hines Global REIT II, Inc.) (filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K on September 14, 2017 and incorporated by reference herein)

4.1
Forms of Subscription Agreement (included as Appendix A-1 and Appendix A-2 to the Post-Effective Amendment No. 11 to the Follow-On Registration Statement on April 12, 2019 and incorporated by reference herein)

4.2
Sixth Amended and Restated Distribution Reinvestment Plan, effective as of December 4, 2017 (included as Appendix B to the Prospectus included in Post-Effective Amendment No. 11 to the Follow-On Registration Statement on April 12, 2019 and incorporated by reference herein)

31.1*	Certification
31.2*	Certification
32.1*
Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Pursuant to SEC Release 34-47551 this Exhibit is furnished to the SEC herewith and shall not be deemed to be “filed.”

99.1
Hines Global Income Trust, Inc. Amended and Restated Share Redemption Program, effective as of November 27, 2018 (filed as Exhibit 99.1 to Post-Effective Amendment No. 14 to the Follow-On Registration Statement on November 27, 2018 and incorporated by reference herein)

99.2	Valuation Policy and Procedures (filed as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K on April 16, 2018 and incorporated by reference herein)
101.INS*	Instance Document—The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.
101 SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
*	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HINES GLOBAL INCOME TRUST, INC.

May 15, 2020	By:	/s/ Jeffrey C. Hines
Jeffrey C. Hines
Chief Executive Officer and
Chairman of the Board of Directors

May 15, 2020	By:	/s/ J. Shea Morgenroth
J. Shea Morgenroth
Chief Financial Officer